SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            TASKER CAPITAL CORP.
                           ----------------------
               (Name of Small business Issuer in its charter)


       NEVADA                                                  88-0426048
       ------                                                  ----------
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)

  Suite 314 - 837 West Hastings Street
  Vancouver, British Columbia, Canada                         V6C 3N6
-------------------------------------                  ----------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number:     (604) 642-6410
                                   --------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered

            None                                      None
------------------------------------      ------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                       Common shares, par value $0.001 per share
                       -----------------------------------------
                                   (Title of class)

                                   TABLE OF CONTENTS

PART I                                                                      PAGE


Item 1.   Description of Business                                              4
Item 2.   Management's Discussion and Analysis or Plan of Operation           22
Item 3.   Description of Property                                             23
Item 4.   Security Ownership of Certain Beneficial Owners and Management      23
Item 5.   Directors, Executive Officers, Promoters and Control Persons        25
Item 6.   Executive Compensation                                              26
Item 7.   Certain Relationships and Related Transactions                      27
Item 8.   Description of Securities                                           27

PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters                         28
Item 2.   Legal Proceedings                                                   28
Item 3.   Changes In and Disagreements with Accountants on
          Accounting and Financial Disclosure                                 28
Item 4.   Recent Sales of Unregistered Securities                             28
Item 5.   Indemnification of Directors and Officers                           29

PART F/S: INDEX TO FINANCIAL STATEMENTS

PART III  INDEX TO EXHIBITS

                               FORWARD LOOKING STATEMENTS

Tasker Capital Corp. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.



All dollar amounts contained in this document are in United States currency, unless otherwise stated.

                                       PART I


Item 1.     Description of Business
            -----------------------

(a)   Business Development
--------------------------

Tasker Capital Corp. (the "Company") was organized as a Nevada corporation on February 2, 1999, to explore for and, if possible, develop mineral properties primarily in the Province of British Columbia, Canada, through its wholly owned subsidiary, Tanuta Ventures Corp. ("Tanuta").

Tanuta was incorporated under the laws of the Province of British Columbia, Canada, on May 13, 1996. Tanuta's head office is Suite 314 - 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

(b)   Business of the Company
-----------------------------

The Company and Tanuta were organized for the purpose of engaging in the acquisition, exploration and development of mineral properties, primarily in the Province of British Columbia, Canada. The Company currently has a working capital deficiency of approximately <$55,922> as at June 30, 2000. The Company intends to raise additional funds from public financings or private placements during the next twelve (12) month period in order to complete exploration and development on its properties, make option payments, and to generally meet its future corporate obligations. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company entered into a share exchange agreement dated March 31, 1999 with Tanuta, the Company's wholly owned subsidiary, and the shareholders of Tanuta, whereby the Company agreed to purchase all of the 11,000,010 outstanding common shares of Tanuta in exchange for 11,000,010 common shares of the Company, at a deemed price of $0.0165 per share, to the shareholders of Tanuta. Accordingly, Tanuta is a wholly owned subsidiary of the Company. See the section headed "Subsidiaries" herein.

The Company by way of its subsidiary, Tanuta, has an option to acquire an interest in the property described below under the heading "Star, Pul, Sun and Skarn Claims - Acquisition". The Company intends to carry out exploration work on the Property in order to ascertain whether the Property possesses commercially developable quantities of gold and other precious minerals.

Star, Pul, Sun and Skarn Claims Pul, Sun and Skarn Claims - Acquisition
----------------------------------------------------------------------

By assignment agreement dated October 15, 1997 (the "Agreement") with Dwight Webb ("Webb") of 321 Alberta Street, New Westminster, British Columbia, Tanuta acquired Webb's right to purchase an undivided 100% interest in Tanuta's mineral property (the "Property"), pursuant to an underlying option agreement dated June 15, 1997 between John M. Mirko ("Mirko") of 541 Hermosa Avenue, North Vancouver, British Columbia and Webb, and subsequent amendment agreements dated January 20, 1998 and August 15, 2000 between Mirko, Webb and Tanuta (collectively the

"Underlying Agreements"). The option may be exercised by Tanuta by the cash payment of an aggregate CDN$280,000 as follows:

(a)   paying Mirko CDN$30,000 in cash, which amount has been paid;

(b) expending CDN$75,000 on an exploration work program on the Property, on or before June 15, 1998, which expenditure has been made;

(c) paying Mirko an aggregate CDN$250,000 in cash, as follows: (i) CDN$50,000 on or before December 15, 2001; (ii) CDN$75,000 on or before December 15, 2002; and (iii) CDN$125,000 on or before December 15, 2003.

Pursuant to the Underlying Agreements, the Pul, Sun and Star mineral claims are subject to a 3% net smelter return royalty payable to Cheni Resources Inc. of 1300, 40 University Avenue, Toronto, Ontario ("Cheni") as to a 2.85% interest and Meota Resources Corp. of 1701, 333 - 7th Avenue S.W., Calgary, Alberta ("Meota") as to a 0.15% interest, and the Skarn mineral claim is subject to a 3% net smelter return royalty payable to Mirko (collectively the "NSR"). Pursuant to the terms of the Underlying Agreements Tanuta has the option to purchase up to a maximum of two-thirds of the NSR (being a maximum 2% NSR) payable on the entire Property, by paying Mirko, or his designates or nominees, a total purchase price of up to CDN$2,000,000. Pursuant to the Underlying Agreement, Mirko will pay Cheni and Meota any proceeds received therefrom, on a pro-rata basis and Mirko will not receive any consideration for the purchase by Tanuta of up to a 2% NSR on the Property.

Pursuant to the Underlying Agreement, Tanuta is obligated to contract the first CDN$200,000 of exploration expenditure work programs to be conducted on the Property to John R. Poloni, B.Sc., P.Eng.

If Tanuta does not fulfill its obligations as set out above, the option shall terminate and Tanuta will forfeit to Webb any interest in the Agreement and Underlying Agreement free and clear of all encumbrances. Any monies already paid by Tanuta will be non-refundable.

To keep the Agreement and the Property in good standing Tanuta must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates as set out above.

The consideration under the Agreement was determined by arms length negotiations between Tanuta and Webb. Webb, Mirko, Cheni and Meota are all at arm's length to Tanuta.

Tanuta's only property interests, which are subject to an option to acquire, are the Star, Pul, Sun and Skarn mineral claims, also known as the Acapulco Group, which is the subject of an engineering report dated October 15, 1997, prepared by John R. Poloni, B.Sc., P.Eng. ("Report"). Mr. Poloni's Report has been independently reviewed by J.H. Montgomery, Ph.D., P.Eng. of Montgomery Consultants Ltd., pursuant to a letter dated May 21, 1998. Messrs Poloni and Montgomery have no beneficial interest, either directly or indirectly, in the Acapulco Group and they do not own, directly or indirectly, any securities of the Company or of its affiliates, save that the Underlying Agreement provides that Tanuta is obligated to contract the first CDN$200,000 of exploration expenditure work programs, to be conducted on the Property, to Mr. Poloni.

A copy of the Report is available for inspection during the period of the Offering and for 30 days thereafter at the registered and records office of the Company at Suite 1750, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. The technical information on the Acapulco Group contained in this section has been extracted or summarized from the Report.

The Company's Property is currently encumbered by a demand debenture in the amount of CDN2,075,000. The Company expects this encumbrance will be discharged shortly, although there can be no guarantee that this will occur. See "Risk Factors" herein for more particulars.

Location and Description and Description
----------------------------------------

The Property consists of 4 mineral claims located at 57 degrees, 12 minutes North Latitude, 127 degrees, 57 minutes West Longitude in the Toodoggone River Area, Omineca Mining Division, in the Province of British Columbia, N.T.S. 94E/2W, more particularly described as follows:

================================================================================
 Name          Number of Units             Record Number           Expiry Date
--------------------------------------------------------------------------------
 Star                 15                      238410            March 26, 2001
--------------------------------------------------------------------------------
 Pul                  12                      238309            August 15, 2001
--------------------------------------------------------------------------------
 Sun                   8                      238411            March 26, 2001
--------------------------------------------------------------------------------
 Skarn                12                      358286            July 30, 2001
================================================================================

The Property is centered at approximately eight kilometres due east of the Sturdee airstrip and seven kilometres north of the junction of the Firesteel and Finlay Rivers. The Baker Mine and Mill complex is situated at twelve kilometres northwesterly.

Access to the Property is via fixed wing aircraft to the Sturdee airstrip from Prince George or Smithers, and then by helicopter, and additional distance of approximately eight kilometers. Smithers is located approximately 280 kilometres south of the Sturdee airstrip.

The main Omineca mine access road from Windy Point on the Provincial Highway #97, north of Prince George is being upgraded by logging companies to the Osilinka camp and then by Royal Oak (Kemess Mine) and the Provincial Government to the area of the Sturdee airstrip. A hydro electric power line is being installed along the access road to supply power to the Kemess Mine.

Exploration and Development History and Development History
-----------------------------------------------------------

Initial work on parts of the Property dates back to 1972 when Amax located the Dumac Group of claims. In 1977 Cominco located four units covering parts of the present Star and Sun mineral claims. Minas de Cerro Dorado owned the Riga Group located 2 kilometres to the northeast of the Company's Property.

An assessment report (#6762) prepared by J.C. Caelles for Cominco Ltd. dated June 1, 1978 describes a reconnaissance soil geochemical survey on the 4-unit Amigo Group. Mineralization exposed, consisted of skarn type Zn/Cu/Pb/Ag showings occurring at a quartz-monzonite-limestone contact. Reconnaissance soil geochemical sampling was undertaken over the inferred intrusive-limestone contact area in a grid approximately 600 x 600 metres, with sample sites at 50 metre intervals. B-horizon material was sampled and analysis completed and, as reported by Caelles, at least three anomalous zones were outlined with the largest being 150 x 100 metres enclosed by the 1500 ppm Zn contour.

S.E.R.E.M. Inc. undertook silt, soil and rock sampling, geological mapping, magnetics, and a V.L.F.-E.M. survey in 1980, 1982 and 1985, finishing with the completion of 864.67 metres of diamond drilling in 1987. Work performed by S.E.R.E.M. Inc. in 1980 included drainage silt sampling, soil sampling along treeline and one grid, preliminary mapping and minor prospecting of approximately 2.1 square kilometres. Samples collected were, silt 35, soil contour 82, soil grid 105 and rock prospecting 25.

The 1980 work covered parts of the Aca and Acapulco claims contiguous on the north to the Pul claim. Further prospecting and trenching were recommended accompanied by a detailed study of fracture patterns to determine trends of mineralization.

In 1985 S.E.R.E.M. Inc. completed geological and geophysical surveys over the Pul, Sun, and Star claims situated immediately south and west of Drybrough Peak. The work consisted of detailed geological mapping and a V.L.F.-E.M. survey, over a re-established survey grid which followed the original grid as closely as possible. A total of 1.3 kilometres of baseline and 12.4 kilometres of crosslines were established.

In 1987, five diamond drill holes were drilled on the Star claim for a total of
864.67 metres. Drill hole data is as follows:

DDH #87-A-1
-----------

Length:        170.69 metres

Azimuth:       281 degrees

Inclination:   -70 degrees

================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 122-134           1.0              0.005              0.12             0.034
--------------------------------------------------------------------------------
 134-135           1.0              0.001              0.08             0.036
--------------------------------------------------------------------------------
 135-136           1.0              0.009              0.29             0.212
--------------------------------------------------------------------------------
 136-137           1.0              0.053              2.73             2.670
--------------------------------------------------------------------------------
 137-138           1.0              0.002              0.36             0.480
--------------------------------------------------------------------------------
 138-139           1.0              0.002              0.11             0.032
--------------------------------------------------------------------------------
 139-140           1.0              0.001              0.05             0.016
--------------------------------------------------------------------------------
 140-141           1.0              0.001              0.06             0.009
================================================================================


DDH #87-A-2
-----------

Length:        144.78 metres

Azimuth:       281 degrees

Inclination:   -55 degrees

================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 74.95-75.95       1.0              0.014              0.59
--------------------------------------------------------------------------------
 75.95-76.95       1.0              0.028              0.53
--------------------------------------------------------------------------------
 76.95-77.95       1.0              0.036              0.60
--------------------------------------------------------------------------------
 77.95-78.95       1.0              0.010              0.18
================================================================================


DDH #87-A-3
-----------

Length:        158.44 metres

Azimuth:       234 degrees

Inclination:   -60 degrees

================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 93.36-94.36       1.0              0.116              0.61
--------------------------------------------------------------------------------
 94.36-95.36       1.0              0.047              0.36
--------------------------------------------------------------------------------
 95.36-96.36       1.0              0.032              0.24
--------------------------------------------------------------------------------
 96.36-97.36       1.0              0.034              0.29
--------------------------------------------------------------------------------
 97.36-98.36       1.0              0.134              0.57
--------------------------------------------------------------------------------
 98.36-99.36       1.0              0.099              0.58
--------------------------------------------------------------------------------
 99.36-100.36      1.0              0.093              0.71
--------------------------------------------------------------------------------
 100.36-101.36     1.0              0.125              0.81
--------------------------------------------------------------------------------
 101.36-102.36     1.0              0.093              0.63
--------------------------------------------------------------------------------
 102.36-103.36     1.0              0.063              0.47
--------------------------------------------------------------------------------
 103.36-104.36     1.0              0.069              0.36
--------------------------------------------------------------------------------
 104.36-105.57     1.21             0.046              0.36
================================================================================
 AVG.
================================================================================
 93.36-105.57      12.21   0.078   0.50
================================================================================


================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 119.80-120.50     0.7               0.099              0.49
--------------------------------------------------------------------------------
 120.50-121.50     1.0               0.037              0.19
--------------------------------------------------------------------------------
 121.50-122.50     1.0               0.007              0.12
--------------------------------------------------------------------------------
 122.50-123.50     1.0               0.011              0.14
--------------------------------------------------------------------------------
 123.50-124.50     1.0               0.041              0.37
--------------------------------------------------------------------------------
 124.50-125.50     1.0               0.065              0.36
--------------------------------------------------------------------------------
 125.50-126.50     1.0               0.168              0.54
--------------------------------------------------------------------------------
 126.50-127.50     1.0               0.071              0.36
--------------------------------------------------------------------------------
 127.50-128.60     1.1               0.018              0.19
--------------------------------------------------------------------------------
 128.60-129.60     1.0               0.052              0.27
--------------------------------------------------------------------------------
 129.60-130.60     1.0               0.031              0.21
--------------------------------------------------------------------------------
 130.60-131.60     1.0               0.020              0.12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 131.60-132.69     1.09             0.036              0.31
--------------------------------------------------------------------------------
 132.69-134.00     1.31             0.047              0.66
--------------------------------------------------------------------------------
 134.00-135.00     1.0              0.031              0.48
--------------------------------------------------------------------------------
 135.00-136.00     1.0              0.032              0.46
--------------------------------------------------------------------------------
 AVG.
================================================================================
 119.80-136.00     16.20            0.047              0.33
================================================================================


DDH #87-A-4
-----------

Length:        229.52 metres

Azimuth:       234 degrees

Inclination:   -70 degrees

================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 128.10-129.10     1.0             0.013               0.22
--------------------------------------------------------------------------------
 129.10-130.10     1.0             0.006               0.36
--------------------------------------------------------------------------------
 130.10-131.10     1.0             0.035               0.35
--------------------------------------------------------------------------------
 131.10-132.10     1.0             0.018               0.25
--------------------------------------------------------------------------------
 132.10-133.10     1.0             0.059               0.30
--------------------------------------------------------------------------------
 133.10-134.10     1.0             0.003               0.24
================================================================================


DDH #87-A-5
-----------

Length:        161.24 metres

Azimuth:       281 degrees

Inclination:   -60 degrees

================================================================================
 Interval         Length                                 Assay Data
               -----------------------------------------------------------------
                    M.             Au oz/T           Ag oz/T            Cu %
================================================================================
 96.0-97.0         1.0              0.004              0.07
--------------------------------------------------------------------------------
 97.0-98.0         1.0              0.023              0.22
--------------------------------------------------------------------------------
 98.0-99.0         1.0              0.070              0.53
--------------------------------------------------------------------------------
 Also:
--------------------------------------------------------------------------------
 130.0-131.0       1.0              0.002              0.66
--------------------------------------------------------------------------------
 131.0-132.0       1.0              0.001              0.32
--------------------------------------------------------------------------------
 132.0-133.0       1.0              0.379              7.175
--------------------------------------------------------------------------------
 133.0-134.0       1.0              0.001              0.04
================================================================================


The 1987 diamond drill program tested only a very small section of the anomalous limestone intrusive contact area, approximately 100 metres in length. The
Report states that positive results were obtained in this program. Drill hole 87-A-3 contained a 12.21 metre section which averaged 0.078 Au oz/T and 0.50 Ag oz/T, and 16.20 metres averaging 0.047 Au oz/T and 0.33 Ag oz/T. The highest grade section was obtained in drill hole 87-A-5 where a 1.0 metre interval assayed 0.379 Au oz/T - 7.175 Ag oz/T.

In summary, drill hole 87-A-1 returned low values for gold, silver and copper except for a 1.0 metre interval at 136-137 which assayed 0.053 Au oz/T, 2.73 Ag oz/T and 2.670% Cu. Drill hole 87-A-2 contained (2) one metre intervals of
0.028 and 0.036 Au oz/T. Drill hole 87-A-3 contained (2) wide sections of very positive results as described above. Hole 87-A-4 had (2) one metre sections assaying 0.035 and 0.059 Au oz/T within the skarn-limestone horizon. The highest grade intersection was obtained in drill hole 87-A-5 at 0.379 Au oz/T and 7.175 Ag oz/T.

Further drilling is required to properly explore this area and other anomalous zones.

Geology, Mineral Deposits and Reserves Geology, Mineral Deposits and Reserves
----------------------------------------------------------------------------

The host rocks consist of Permian Asitka Group or Triassic Takla Group-Limestone with Early Jurassic Omineca intrusion - quartz monzonite-hornblend, pyroxene gabbro. Mineralization consists of gold, silver, copper, lead and zinc occurring in skarn at the contact of limestone with quartz monzonite, with subvertical fractures being the possible fluid mineralization path.

The Asitka Group outcropping along the ridge in the middle of the claim group consists of recrystallized limestone and marble with minor interbeds of feldspar porphyritic andesite. Limestone beds are mapped on the Skarn claim immediately upslope of Drybrough Creek, near the easterly end of line 120N. Along the ridge in the middle of the claim block limestone units strike NW-SE with moderate dips of about 30 degrees to the east.

Omineca intrusive rocks consisting of coarse textured quartz diorite to quartz monzonite underlie the Asitka limestone.

Mineralized skarn zones formed by contact metasomatism are present at the contact of the intrusive rocks and the limestone.

The Report references the geological and geophysical report on the Pul, Sun and Star Claims (Acapulco Group) prepared by Vulimiri, M.R. and Crooker, G.F. dated October, 1985, wherein Vulimiri, M.R. and Crooker, G.F. state:

   "Skarns are exposed at the contact of the limestone with the intrusions all around the ridge at lower elevations on the claim group. Minor skarns along with some quartz dioritic and quartz monzonitic intrusions and lamprophyre dykes are also observed on top of the ridge suggesting the intrusion has an undulating contact with apophyses and embayments.

   The skarns appear to be related to predominantly 160/170/E fractures. The chalcedony fracture fillings (possibly excess silica left over during the skarn-forming reactions) also are related to the same fractures. Tracing of these fractures will possibly lead to skarns hidden within the embayments of the intrusion. Minor skarn also occur along the bedding planes of the limestone unit.

   The skarns primarily consist of magnetite, diopside, grossular garnet and epidote near the intrusion and away from the intrusion they consist of diopside, epidote, wollastonite with minor garnet.

   The intrusion exhibits extensive hydrothermal alteration in the vicinity of the skarns. It is completely bleached of Mafic minerals with intense K-Feldspar alteration and quartz veining. Where exposed, tracing of the alteration zones within the intrusion towards the carbonates lead to skarns.

   MINERALIZATION
   --------------

   Three types of mineralization are present on the claim group. They are the following:

   1. Mineralization consisting of chalcopyrite, bornite, malachite, pyrite, pyrrhotite, magnetite, minor galena and sphalerite with gold values is associated with skarn zones. Grab samples from this type of mineralization are assayed for gold and silver. Assays are shown in the table below.

================================================================================
 Sample   Ag oz/ton   Au oz/ton       Location           Mineralogy
--------------------------------------------------------------------------------
 25446       32.0        0.50        7+00E;1+30S      Skarn (Cpy. & Mal.)
--------------------------------------------------------------------------------
 25447        0.1       L0.01        Hand Trench-2    Skarn (Magnetite)
--------------------------------------------------------------------------------
 25448        1.8        0.78        Hand Trench-2    Skarn (Mag., Cpy. & Mal.)
--------------------------------------------------------------------------------
 25449        0.5        0.75        Hand Trench-2    Skarn (Mag., Cpy. & Mal.)
--------------------------------------------------------------------------------
 25450        0.8        0.21        Hand Trench-2    Skarn (Malachite)
================================================================================

   2. The second type of mineralization consists primarily of galena with minor sphalerite in narrow veinlets in limestone. This does not appear to have much potential. Several samples were assayed for silver and gold in 1982.

   3. Chalcopyrite and molybdenum mineralization with associated K-feldspar alteration occurs in the quartz monzonitic phase of the intrusion."

Exploration 1997
----------------

   Survey Grid
   -----------

A survey grid was established over the Property with a central base line bearing N 45 degrees W for 3000 metres, two tie lines at 90+00E and 11O+OOE., respectively, and 58,300 metres of grid lines. Survey stations were established at 50 metre intervals along the lines. Some lines along the eastern side of the grid were not completed because of scarps and talus terrain. A total of 67.3 kilometres of grid, base line and tie lines was established.

   Geochemical Soil Survey
   -----------------------

Soil samples were collected over accessible areas of the established survey grid. A total of 864 samples were collected at 50 metre spacing along the survey lines. Analysis was undertaken in Vancouver using ICP-9 element method for soil samples with gold being done Au wet. Analysis were completed for Ag, As, Co, Cu, Ni, Pb, Sb, Zn and Mo. Assay data has been calculated to determine anomalous parameters and plotted on a series of contour maps, at a scale of 1:5000. Anomalous parameters have been calculated as follows:

================================================================================
     Element              Mean                Background           Anomalous
--------------------------------------------------------------------------------
      Gold               17 PPb                 35 PPb               70 PPb
--------------------------------------------------------------------------------
     Copper              44 PPm                 88 PPm               175 PPm
--------------------------------------------------------------------------------
   Molybdenum            2.9 PPm                5.8 PPm              11.6 PPm
--------------------------------------------------------------------------------
      Lead               75 PPm                 150 PPm              300 PPm
--------------------------------------------------------------------------------
      Zinc               300 PPm                600 PPm              1200 PPm
--------------------------------------------------------------------------------
    Arsenic              18 PPm                 36 PPm               72 PPm
--------------------------------------------------------------------------------
    Silver                                                       Greater 2.0 PPm
================================================================================

The results of the soil geochemical survey for gold indicates that the limestone-intrusive contact zone is strongly anomalous with highly positive response forming an oval halo around the height of land defined by the Asitka limestone unit.

An anomalous silver zone greater than two ppm corresponds roughly with the indicated gold soil anomalies. Arsenic response in part does correspond to silver anomalies.

Copper anomalies are not as pronounced as the gold anomalies but also indicate that the contact zone of the limestone/intrusion is an important area for further work. Molybdenum values contoured at greater than 5ppm correspond to copper anomalies in the north central part of the grid. Significant areas of anomalous molybdenum response are shown in the southwest and southeast parts of the survey grid.

Coincident lead/zinc anomalies are found corresponding to the oval halo as indicated for gold response. The most significant values obtained are in the area of the old "Cominco Showings" between lines 94N to 98N with a high of 6192 ppm Pb and 6397 ppm Zn.

   Rock Sampling
   -------------

Thirty-two grab type rock samples were collected of mineralized outcrops over the Property. Analysis was undertaken using I.C.P. methods for eight elements, Ag, As, Co, Cu, Ni, Pb, Sb, Zn and gold fire assay gravimetric finish.

Samples were collected of poorly exposed mineralized outcrops in areas of overburden; along cliff faces with difficult steep slopes; and from talus slopes below cliffs, where outcrop exposures were inaccessible. Generally, grab type samples were taken which are considered as typical of the better mineralized outcrops, with the extent of mineralization to be defined by trenching. Sample and assay data are as follows:

================================================================================
Sample No.  Description                       Assay   Data
            + Location
                                 -----------------------------------------------
                                   Au.g/T     Ag.g/T      Cu      Pb      Zn
                                                          %       %       %
================================================================================
S971A       Magnetite, Hematite,    0.05      14.7
            Skarn, Cu, Py
--------------------------------------------------------------------------------
S971B       Skarn, Epidote,         0.50      21.4       3.37
            Rich Cu
--------------------------------------------------------------------------------
S972        Massive Cu              6.09      192.0      25.6
--------------------------------------------------------------------------------
S973        40 Metres N. of         0.20      7.6
            S971 A & B
--------------------------------------------------------------------------------
S974A*      L94+75N-102+75E         0.08      63.1
            Magnetite, Cu, Pb,
            Zn, Sub outcrop in
            Talus
--------------------------------------------------------------------------------
S974B*      Malachite, Pb, Zn,      0.02      23.6                         2.14
            Skarn
--------------------------------------------------------------------------------
S975        Qtz., Magnetite, Cu     9.80      181.0      18.2
--------------------------------------------------------------------------------
S976        Skarn, Cu               1.29      10.3
--------------------------------------------------------------------------------
S977        Syenite, K. Feldspar    0.33      2.9
            Cu on fracture faces
            Malacite/Azurite
--------------------------------------------------------------------------------
S978        Cu massive qtz.         29.08     166.0      16.75
--------------------------------------------------------------------------------
S979        Sediment silicified     0.38      7.2
--------------------------------------------------------------------------------
S9712       Skarn, Cu               0.95      10.1
--------------------------------------------------------------------------------
S9714       L94+75N, 102+75E        0.06      53.8       2.78              4.75
            Sub outcrop, Skarn,
            Pb/Zn, Cu
--------------------------------------------------------------------------------
S9715*      L94+75N, 102+75E        0.04      18.9       10.80
            Skarn, Zn
--------------------------------------------------------------------------------
S9716*      L94+75N, 102+75E        0.43      129.0      3.95
            Skarn, Py, Cu
--------------------------------------------------------------------------------
S9717*      L94+75N, 102+75E        0.06      122.0      4.410             6.70
            Same location as
            14,15,16,18
--------------------------------------------------------------------------------
S9718*      Same location as above  0.13      192.0      1.92
--------------------------------------------------------------------------------
S9719*      L95+75N, 102+65E        15.62     45.1       1.21
            Skarn, Epidote
--------------------------------------------------------------------------------
S9720*      L94+75N, 102+60E        0.36      169.0      1.46      1.49    1.83
            Cu, Magnetite float
--------------------------------------------------------------------------------
S9721       Dike, Minor py          0.12      4.5
--------------------------------------------------------------------------------

================================================================================
   Sample No.     Description                       Assay   Data
                  + Location
                                     -------------------------------------------
                                      Au.g/T    Ag.g/T      Cu      Pb      Zn
                                                             %      %       %
================================================================================
S9722*      L93N, 107+70E           0.16      12.5                 2.08    2.27
            Talus Float
--------------------------------------------------------------------------------
S9723*      Talus Float Slabs       0.22      44.3                         7.30
            Large @ 97+00N,
            102+50E
--------------------------------------------------------------------------------
T/L         120N, 110E, Grab        0.01      2.1
--------------------------------------------------------------------------------
Location    93+40N, 106+50E         0.07      38.6       1.210
--------------------------------------------------------------------------------
L94N-95N,                           0.05      42.6
102E
--------------------------------------------------------------------------------
L95N,                               0.06      43.5                 8.50   12.10
94+00E
--------------------------------------------------------------------------------
L95N,                               0.15      278.0     1.040
94+55E
--------------------------------------------------------------------------------
L98+10N,                            3.33      41.8      1.760
104+20E
--------------------------------------------------------------------------------
L98+50N,                            0.02      4.4
105+50E
--------------------------------------------------------------------------------
L100+50N,                           0.05      35.2      1.400
101+00E
--------------------------------------------------------------------------------
L100+75N,                           0.18      42.9      1.690
100+50E
--------------------------------------------------------------------------------
L100+80N,                           7.86      275.0     4.570
100+25E
================================================================================

   Magnetometer Survey
   -------------------

During the period August to September, a magnetometer survey was completed over the established grid. Approximately 30.0 line kilometres were covered with readings being taken at 50 metre intervals along the lines, which were established at 100 metre spacing.

The main magnetic trends appear to be related to the contact zones between the Asitka Group limestone and the Omineca intrusion where skarn type mineralization has developed. The strongest response is centered near the previous diamond drill hole locations and also south of the westerly flowing creek near the "Cominco Showings" along lines 93N-95N, inclusive. The survey grid is to be extended.

   V.L.F. - E.M. Survey
   --------------------

A V.L.F.-E.M. survey was undertaken over parts of the survey grid to confirm data obtained in work reported by S.E.R.E.M. Inc in 1985. Approximately 13.0 line kilometres of survey was completed. Conductive trends appear to correspond with results obtained in the 1985 work undertaken by S.E.R.E.M. Inc.

   Conclusions
   -----------

The Report states that an examination of survey data from geophysics, Mag and V.L.F.-E.M. in conjunction with soil and rock geochemistry, and supplemented by the small diamond drill program completed in 1987, indicates that the whole limestone intrusive contact zone, whether exposed or hidden, has potential of containing zones of economic mineralization. Some areas along the easterly scarp where gold, silver and copper assays were obtained were not tested with geophysics because of difficult terrain but these may contain zones of economic potential.

Proposed Exploration and Development Program
--------------------------------------------

The Report states that the results of the 1997 surveys are encouraging, indicating that the total area of the limestone/intrusive contact where skarn mineralization has developed warrant follow-up exploration. Chalcedony fracture fillings within the limestone, minor skarns with quartz diorite and monzonite, and lamprophyre dikes observed at the height of land within the limestone could indicate an undulating contact zone. Drilling will initially be undertaken in the area previously drilled, on the Cominco Showing, and where coincident geochemistry and geophysical surveys are strongest.

The Report recommends a two phase work program totalling CDN$546,000, which recommendations have been made by the Company's independent consulting engineer, John R. Poloni, B.Sc., P.Eng., and which recommendations have been independently reviewed by J.H. Montgomery, Ph.D., P.Eng.

Phase I consists of detailed magnetics and V.L.F.-E.M. surveys, dozer and backhoe trenching along the limestone/intrusive/skarn contact to explore geochemical anomalies, rock sampling and further diamond drilling on the Property, estimated to cost CDN$246,000.

Proposed Budget for Phase I:
----------------------------

================================================================================
Camp Costs (5 men for 30 days @ 100/day)                         CDN$15,000
--------------------------------------------------------------------------------
Dozer and Backhoe Trenching and Drill moves                      CDN$20,000
--------------------------------------------------------------------------------
Magnetometer Survey                                              CDN$8,000
--------------------------------------------------------------------------------
V.L.F. - E.M. Survey                                             CDN$8,000
--------------------------------------------------------------------------------
Rock sampling, trenches and outcrop                              CDN$5,000
--------------------------------------------------------------------------------
Diamond Drilling - NQ thin wall 900 metres @ $100 per metre      CDN$90,000
--------------------------------------------------------------------------------
Helicopter support (45 hrs @ $1,000/hr)                          CDN$45,000
--------------------------------------------------------------------------------
Mobilization and demobilization                                  CDN$15,000
--------------------------------------------------------------------------------
Report and Engineering                                           CDN$20,000
--------------------------------------------------------------------------------
Contingencies                                                    CDN$20,000
--------------------------------------------------------------------------------
Total:                                                           CDN$246,000
================================================================================

The work program is to be carried out by the Company using the "Funds Available", as disclosed under the heading "Use of Proceeds" herein.

Phase II is contingent on the results of Phase I and will include further drill testing on the Property, as required, estimated to cost CDN$300,000.

THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THIS PROPERTY AND THE PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Company's Plan of Operation
---------------------------

The Company intends to raise funds from public financings during the next twelve
(12) month period, in order to proceed with the Phase 1 exploration program on the Property. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.


RISK FACTORS
------------

Exploration Stage
-----------------

The Company is in the Exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Competition and Marketing
-------------------------

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Title Matters
-------------

The Company has obtained industry standard title opinions with respect to its mineral properties, which can not be construed as a guarantee of title. The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

The Company's legal counsel conducted title searches on all of the claims comprising the Property on April 17, 1998. The searches revealed a demand debenture in the amount of $2,075,000 (the "Debenture") registered as an encumbrance against each of the claims. Aside from the Debenture, there were no charges or encumbrances registered against any of the claims. The Debenture was granted by Cheni Gold Mines Inc. (the "Debtor") on February 27, 1989 and subsequently registered as an encumbrance against title to each of the claims. The Company has been advised by legal counsel for the Debtor that the debt described in the Debenture has been satisfied. The Company has been further advised by legal counsel for the Debtor that they have prepared a discharge, are in the process of obtaining the necessary signatures and will file the discharge and have the encumbrance removed from title as soon as they have received a signed copy of the discharge. Once the Debenture has been discharged the Company will have its legal counsel conduct title searches on each of the claims and provide an updated opinion. The Company expects its title to the Property to be free of registered charges and encumbrances once the Debenture has been discharged. There can be no guarantee, however, that the Debenture will be discharged or that additional charges or encumbrances will not have been registered against some or all of the claims.

Compliance with Government Regulation
-------------------------------------

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of Ontario, specifically. The future operations of the Company may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

All phases of the Company's operations are subject to environmental regulation in the jurisdiction in which it operates. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

The Company's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities.

Although the Company has investigated title to the Property in which it has an interest and, to the best of its knowledge, title to the properties are in good standing, this should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The Company's Property interest may be subject to prior unregistered agreements or transfers, native land claims or title may be affected by undetected defects.

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

No Known Bodies of Ore
----------------------

There are no known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Exploration and Development Expenditures
----------------------------------------

During 1997 the Company's wholly owned subsidiary, Tanuta, completed an exploration program on the Property consisting of prospecting and rock sampling, survey grid establishment, soil geochemical sampling with analysis for gold, silver, copper, lead, zinc, arsenic, cobalt, nickel and molybdenum, a magnetometer survey and a VLF-EM survey. As at December 31, 1997, the Company incurred a total of $92,192 on mineral property exploration and maintenance costs on the Property, as discussed above.

Subsidiaries
------------

The Company has one wholly owned subsidiary, Tanuta Ventures Corp("Tanuta"). Tanuta was incorporated under the laws of the Province of British Columbia, Canada, on May 13, 1996. Tanuta's head office is Suite 314 - 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

Employees
---------

The Company has no paid or full time employees. The Company conducts its business through agreements with consultants and arms-length third parties.
None of the directors or officers are paid a salary for acting as a director or officer, except Alfredo De Lucrezia, President and Director of the Company, who provides management services to the Company (refer to Item 6, "Executive Compensation" hereunder for further particulars). The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that each director devotes two (2) hours of their time per month to the affairs of the Company, except for Mr. De Lucrezia (a director also serving as President), who devotes eighty (80) hours of his time per month to the affairs of the Company.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

(c)   Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

The Company does not presently file reports with the Securities and Exchange Commission.

Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 2.   Management Discussion and Analysis or Plan of Operation
          -------------------------------------------------------

The Company and its wholly owned subsidiary, Tanuta, are in the business of acquiring and exploring mineral properties and do not have a source of revenue at this time.

(a)   Plan of Operation.

As at the financial period ended June 30, 2000, the Company incurred a net loss of $20,801 and as at that date, the Company's current liabilities exceeded its current assets by $55,922.

For the next 12 months, management of the Company plans to satisfy its cash requirements by raising additional funds by way of private placements and/or a public offering, to satisfy working capital needs and Phase 1 of the work program intended for the Property. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.

The Company does not expect any significant changes in the number of its employees within the next 12 months.

Please refer to the disclosure on the Company's proposed development and exploration program of the property under the section "Business of the Company" above.

(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis in this section is based on the consolidated financial statements of the Company and its wholly owned subsidiary, Tanuta , and includes the accounts of both companies.

(1)   Full Fiscal Years ended December 31, 1996, 1997, 1998 and 1999

From the date of the incorporation to December 31, 1999, the Company raised $197,337 through the issuance of 11,262,010 common shares, as follows: in February, 1999 the Company completed an offering of 250,000 common shares at a price of $0.001 per share; in March, 1999 the Company completed an offering of 12,000 common shares at a price of $0.05 per share; in April, 1999 the Company issued 11,000,010 common shares, in connection with a share exchange agreement for the acquisition of Tanuta, at an ascribed value of $Nil.

Administrative and property exploration and maintenance costs were $14,237 as at December 31, 1996, $121,778 as at December 31, 1997 (which includes $92,192 for mineral exploration and maintenance costs, as discussed under the section "Business of the Company" herein), $45,387 as at December 31, 1998 and $34,518 as at December 31, 1999.

(2)   Interim Period ended June 30, 2000

As at the interim period ended June 30, 2000, the Company had an issued and outstanding capital of 11,262,010 common shares.

Administrative and property exploration and maintenance costs were $3,279 as at June 30, 2000.

Item 3.   Description of Property
          -----------------------

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the section entitled "Star, Pul, Sun and Skarn Claims - Acquisition".

The Company does not own or lease any property other than:

1.   its option to acquire an interest in the Property; and

2. the renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$750 per month.

Item 4.   Security Ownership of Certain Beneficial Owners and Management
          --------------------------------------------------------------

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

================================================================================
Title of Class      Name and Address of      Amount of       Percentage of Class
                      Beneficial Owner       Beneficial      (total outstanding
                                            Ownership [1]      is 11,262,010)
--------------------------------------------------------------------------------
 Common Stock     Veronica Beckett             1,000,000              8.9%
                  Farlifangstrasse 21
                  CH - 8126
                  Zumikon, Switzerland
--------------------------------------------------------------------------------
 Common Stock     Wagstall Developments Ltd.   1,000,000              8.9%
                  P.O. Box N8627
                  Nassau, Bahamas
--------------------------------------------------------------------------------
 Common Stock     Elvira Cusano                1,050,000              9.3%
                  Via Nilolo D'Auzzano 79
                  Firenze, Italy
--------------------------------------------------------------------------------

================================================================================
Title of Class      Name and Address of      Amount of       Percentage of Class
                      Beneficial Owner       Beneficial      (total outstanding
                                            Ownership [1]      is 11,262,010)
--------------------------------------------------------------------------------
 Common Stock     Paolo Stinghi                1,000,010              8.9%
                  873 E 14th Street
                  N. Vancouver,
                  British Columbia
--------------------------------------------------------------------------------
 Common Stock     Vincenzo Marsella            1,000,000              8.9%
                  Wilenhofstrasse 12
                  CH-8185 Ruti, Switzerland
--------------------------------------------------------------------------------
 Common Stock     Stuart H. McPherson          1,000,000              8.9%
                  3215 W. 3rd Avenue
                  Vancouver, British Columbia
--------------------------------------------------------------------------------
 Common Stock     Nuvo Magazine Ltd.           1,000,000              8.9%
                  200 - 460 Nanaimo Street
                  Vancouver, British Columbia
--------------------------------------------------------------------------------
 Common Stock     Pamela Starek                  700,500              6.2%
                  4300 West 9th Avenue
                  Vancouver, British Columbia
--------------------------------------------------------------------------------
 Common Stock     M-1 Investments Inc.         1,000,000              8.9%
                  1660 53A Street
                  Vancouver, British Columbia
--------------------------------------------------------------------------------
 Common Stock     Gianni Meneghin                750,000              6.7%
                  453 - 650 West 41st Avenue
                  Vancouver, British Columbia
--------------------------------------------------------------------------------
 Common Stock     Tony Ricci                   1,000,500              8.9%
                  3330 Westmount Road
                  W. Vancouver,
                  British Columbia
--------------------------------------------------------------------------------

[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

[2]   No security holder listed above owns any warrants, options or rights.

[3] The officers and directors of the Company do not beneficially own any common shares of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
          ------------------------------------------------------------

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

1.   Directors and Officers
     ----------------------

================================================================================
    Name               Age            Office                      Term of Office
--------------------------------------------------------------------------------
Alfredo De Lucrezia     33       President, Director               One Year
--------------------------------------------------------------------------------
Maurizio Grande         52       Director                          One Year
--------------------------------------------------------------------------------
Michael Hu              35       Director                          One Year
--------------------------------------------------------------------------------
Itay Ariel              24       Vice-President, Secretary,        One Year
                                 Treasurer
--------------------------------------------------------------------------------


Mr. Alfredo De Lucrezia has been President and a Director of the Company since September 15, 1999. Mr. De Lucrezia has a Business Administration Diploma from Capilano College, of Vancouver, British Columbia. Since 1988, Mr. De Lucrezia has been the President and Owner of Tony's Painting and Decorating, a private British Columbia company, which has been in operation since 1988. Mr. De Lucrezia is also Co-Owner of Gala Events, a private British Columbia company, which has been in operation since 1995. Mr. De Lucrezia does the accounting and manages both of his private companies. Mr. De Lucrezia is currently the President and a Director of Solaia Ventures Inc. and the Chief Financial Officer and a Director of Orex Ventures Inc., both public companies listed on the Canadian Venture Exchange. During the period 1995 through 1998 Mr. De Lucrezia provided investor relations services for several public junior resource companies listed on the Vancouver Stock Exchange, including Canasia Industries Corp., Golden Temple Mining Corp. and International Croesus Ventures Corp. Mr. De Lucrezia provides management services to the Company (refer to Item 6 - "Executive Compensation" hereunder for further particulars). There is no requirement on Mr. De Lucrezia to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Maurizio Grande has been a Director of the Company since February 2, 1999. Mr. Grande is the President and Co-Owner of Marble Art Canada, a private company in the business of the manufacture and sale of granite and marble products, since 1979. Mr. Grande has also been involved in the real estate and development business for the past 10 years. Mr. Grande will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Grande to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Michael Hu has been a Director of the Company since February 2, 1999. Mr. Hu is a self-employed businessman in the food and beverage industry. Mr. Hu will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Hu to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Itay Ariel has been Secretary and Treasurer of the Company since February 26, 1999 and Vice-President of the Company since March 29, 1999. Mr. Ariel is a self-employed jewelry wholesaler. Mr. Ariel will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Ariel to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

2.   Promoters
     ---------

The Company does not have any promoters other than the directors or officers of the Company.

3.   Control Persons
     ---------------

Other than the directors or officers of the Company, which are considered control persons of the Company, there are no persons holding greater than 20% of the issued and outstanding shares of the Company.


Item 6.   Executive Compensation
          ----------------------

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year ended December 31, 1999.

================================================================================
                            Summary Compensation Table
--------------------------------------------------------------------------------
       Name                        Position                  Year      Salary
--------------------------------------------------------------------------------
Alfredo De Lucrezia          President, Director             1999   CDN$30,000
--------------------------------------------------------------------------------
Maurizio Grande              Director                        1999       Nil
--------------------------------------------------------------------------------
Michael Hu                   Director                        1999       Nil
================================================================================

The Company's wholly owned Canadian subsidiary, Tanuta, entered into a management agreement dated November 1, 1998 with Alfredo De Lucrezia, whereby Tanuta agreed to pay Mr. De Lucrezia CDN$2,500 per month for providing management services to the Company and Tanuta.

The Company may during the course of the current year decide to compensate its Officers and Directors for their services. However, the Company does not currently pay and does not intend to pay any compensation to the Officers and Directors serving on the Company's Board of Directors at this time, other than Mr. De Lucrezia.

Item 7.   Certain Relationships and Related Transactions
          ----------------------------------------------

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

Item 8.   Description of Securities
          -------------------------

Preferred Stock
---------------

The Articles of Incorporation do not provide for the issuance of Preferred
Stock.

Common Stock
------------

The authorized capital of the Company is 50,000,000 common shares of the par value of $0.001 per share. There are currently 11,262,010 common shares outstanding.

Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote. Cumulative voting shall not be allowed. A majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants
--------

The Company does not have any warrants to purchase securities of the Company outstanding.

Options
-------

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent
--------------

Pacific Corporate Trust Company of Suite 830 - 625 Howe Street, Vancouver, British Columbia, V6C3B8, is the transfer agent for the Company's Common Stock.

                                      PART II


Item 1.   Market Price of and Dividends on the Registrant's Common Equity
          ---------------------------------------------------------------
          and Other Shareholder Matters
          -----------------------------

(a) Market information - There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 11,262,010 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933 for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

(b) Holders - As of the date of this registration statement, there were approximately thirty-five (35) holders of record of the Company's Common Stock.

(c) Dividends - The Company has not declared any cash dividends for the last 2 fiscal years and in the subsequent interim period ended June 30, 2000. There are no dividend restrictions in the Company.

Item 2.   Legal Proceedings
          -----------------

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.

Item 3.   Changes In and Disagreements with Accountants on Accounting and
          ---------------------------------------------------------------
          Financial Disclosure
          --------------------

The Company has had no changes in or disagreements with its accountants since its inception in February, 1999.

Item 4.   Recent Sales of Unregistered Securities
          ---------------------------------------

The Company completed an offering of 250,000 common shares at a price of $0.001 per share on February 26, 1999 pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and
Section 46(j) of the Securities Act of British Columbia. These shares were sold to one (1) person who is a close friend of the Directors and Officers of the Company.

The Company completed an offering of 12,000 common shares at a price of $0.05 per share on March 29, 1999 pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and
Section 46(j) of the Securities Act of British Columbia. These shares were sold to twenty-four (24) persons who are close friends and/or relatives of the Directors and Officers of the Company.

The Company completed a share exchange agreement on March 31, 1999, whereby 11,000,010 common shares, at a deemed price of $0.0165 per share, were issued to five (5) persons who are close friends and/or relatives of the Directors and Officers of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934 and Section 46(j) of the Securities Act of British Columbia.

Item 5.   Indemnification of Directors and Officers
          -----------------------------------------

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director or officer at the request of the Company; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The rights of indemnification are not deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled.

The By-laws of the Company provide the following provisions:

Each person indemnified by the company must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the Company's indemnification obligation, shall immediately notify the Company in writing.

The Company shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the company's receipt of the notice of she claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceedings including employment of counsel of the Company's choice.

The Company's indemnification obligations shall be binding on the Company and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns.

Each party entitled to indemnification expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding.

The By-laws of the Company further provide that the rights and obligations of the parties pursuant to the indemnity provision shall be governed by, and construed and enforced in accordance with the laws of the State of Nevada.

                   PART F/S: INDEX TO FINANCIAL STATEMENTS

The Financial Statements of the Company include the accounts of its wholly owned Canadian subsidiary, Tanuta, which are presented on a consolidated basis as follows:

--------------------------------------------------------------------------------
Exhibit   Description
--------------------------------------------------------------------------------
F/S-1 Consolidated Audited Financial Statements of Tasker Capital Corp. for the fiscal years ended December 31, 1999 and December 31, 1998 (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
          Auditor's Report
--------------------------------------------------------------------------------
          Consolidated Balance Sheet
--------------------------------------------------------------------------------
          Consolidated Statement of Operations and Deficit
--------------------------------------------------------------------------------
          Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
          Consolidated Statement of Stockholders' Equity
--------------------------------------------------------------------------------
          Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
F/S-2 Consolidated Unaudited Financial Statements of Tasker Capital Corp. for the period ended June 30, 2000 (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
          Consolidated Balance Sheet
--------------------------------------------------------------------------------
          Consolidated Statement of Operations and Deficit
--------------------------------------------------------------------------------
          Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
          Consolidated Statement of Stockholders' Equity
--------------------------------------------------------------------------------
          Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                  TASKER CAPITAL CORP.
             (An Exploration Stage Company)

            CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 1999 AND 1998
               (Stated in U.S. Dollars)

                                            ------------------------------------
                                                      Morgan & Company
                                            ------------------------------------
                                                  Chartered Accountants
                                            ------------------------------------
                                            P.O. Box 10007, Pacific Centre
                                            Suite 1730 - 700 West Georgia Street
                                            Vancouver, B.C.  V7Y 1A1
                                            Telephone (604) 687-5841
                                            Fax (604) 687-0075
                                            ------------------------------------

                           AUDITORS' REPORT

To the Directors
Tasker Capital Corp.

We have audited the consolidated balance sheets of Tasker Capital Corp. (an exploration stage company) as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit, cash flows and stockholders' equity for the periods ended December 31, 1999, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operation, cash flows and changes in stockholders' equity for the periods ended December 31, 1999, 1998, 1997 and 1996 in accordance with United States generally accepted accounting principles.

Without qualifying our opinion we draw attention to Note 1 to the consolidated financial statements. The company incurred a net loss of $34,518 during the period ended December 31, 1999 and as at that date, the Company's current liabilities exceeded its current assets by $37,560. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.



Vancouver, B.C.
                                                            /s/ Morgan & Company
August 15, 2000                                            Chartered Accountants

Comments by Auditors on United States - Canada Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accept accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audit was conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders dated August 15, 2000 is expressed in accordance with United States reporting standards which require a reference to such conditions and events in the auditors' report.

Vancouver, B.C.
                                                            /s/ Morgan & Company
August 15, 2000                                            Chartered Accountants

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                          CONSOLIDATED BALANCE SHEET
                           (Stated in U.S. Dollars)

--------------------------------------------------------------------------------
                                                             DECEMBER 31
                                                        1999            1998
--------------------------------------------------------------------------------

ASSETS
Current
   Cash                                              $       979    $     2,860
   Goods and services tax recoverable                      4,249          3,999
                                                      --------------------------
                                                           5,228          6,859
Mineral Property (Note 4)                                 21,659         21,659
                                                      --------------------------
                                                     $    26,887    $    28,518
================================================================================

LIABILITIES
Current
Accounts payable                                     $    42,788    $     8,490
                                                      --------------------------

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share Capital
   Authorized:
    50,000,000 common shares, par value $0.001
      per share at December 31, 1999
    100,000,000 common shares without par value
      at December 31, 1998
   Issued And Outstanding
    11,262,010 at December 31, 1999, and 1,000,001
      at December 31, 1998                               197,337        180,493
    Share subscription received, 0 shares at
      December 31, 1999 and 100,000 shares at
      December 31, 1998                                     -            16,844

Contributed Surplus                                        5,415          5,415
Cumulative Translation Adjustment                         (2,438)        (1,322)
Accumulated Deficit                                     (216,215)      (181,402)
                                                      --------------------------
                                                         (15,901)        20,028
                                                      --------------------------
                                                     $    26,887    $    28,518
================================================================================

Approved by the Board of Directors:


/s/ Alfred De Lucrezia                      /s/ Michael Hu
------------------------------------        ------------------------------------

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

              CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                           (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      PERIOD FROM
                                                                                         DATE OF
                                                                                      INCORPORATION               INCEPTION
                                                  YEAR ENDED                         MAY 31, 1996 TO            MAY 13, 1996 TO
                                                 DECEMBER 31                            DECEMBER 31               DECEMBER 31
--------------------------------------------------------------------------------------------------------     ----------------------
                                  1999              1998               1997                1996                      1999
--------------------------------------------------------------------------------------------------------     ----------------------
Expenses
   Management  fees            $     20,192    $     17,206    $     21,659           $       10,951           $     70,008
   Office  and  sundry                3,421           3,502             640                     -                     7,563
   Professional  fees                 6,362          19,120             789                     -                    26,271
   Rent                               4,543           5,559           6,498                    3,286                 19,886
   Mineral property exploration
    and maintenance costs              -               -             92,192                     -                    92,192
                               ----------------------------------------------------------------------------------------------------
                                     34,518          45,387         121,778                   14,237                215,920
                               ----------------------------------------------------------------------------------------------------

Loss For The Period                  34,518          45,387         121,778                   14,237           $    215,290
                                                                                                               ====================
Accumulated Deficit, Beginning
 Of Period                          181,402         136,015          14,237                     -
                               ---------------------------------------------------------------------
                                    215,920         181,402         136,015                   14,237
Net Asset Deficiency Of
Legal Parent At Date Of
Reverse Take-Over
Transaction                             295            -               -                        -
                               ---------------------------------------------------------------------

Accumulated Deficit,
  End Of Period                $    216,215    $    181,402    $    136,015           $       14,237
====================================================================================================

Loss Per Share                 $       0.01    $       0.03    $       0.09           $         -
====================================================================================================

Weighted Average Number
  Of Shares Outstanding          11,262,010       1,659,106       1,315,500                        1
====================================================================================================

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

              CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                           (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      PERIOD FROM
                                                                                         DATE OF
                                                                                      INCORPORATION               INCEPTION
                                                  YEAR ENDED                         MAY 31, 1996 TO            MAY 13, 1996 TO
                                                 DECEMBER 31                            DECEMBER 31               DECEMBER 31
--------------------------------------------------------------------------------------------------------     ----------------------
                                  1999              1998               1997                1996                      1999
--------------------------------------------------------------------------------------------------------     ----------------------
Cash Flows From Operating
  Activities
   Loss for the period         $     (34,518)  $     (45,387)  $    (121,778)         $     (14,237)           $     (215,920)
                               ----------------------------------------------------------------------------------------------------
Adjustments To Reconcile
  Loss To Net Cash Used By
  Operations Activities
   Change in Goods and
     Service Tax
     recoverable                        (250)            289          (4,287)                  -                       (4,249)
   Change in accounts
     payable                          34,298           8,490         (14,237)                14,236                    42,788
                               ----------------------------------------------------------------------------------------------------
Total Adjustments                     34,048           8,779         (18,524)                14,236                    38,539
                               ----------------------------------------------------------------------------------------------------

Net Cash Used In
  Operating Activities                  (470)        (36,608)       (140,302)                    (1)                 (177,381)
                               ----------------------------------------------------------------------------------------------------
Cash Flows From Investing
  Activities
   Mineral property                     -               -            (21,659)                  -                      (21,659)
   Net asset deficiency of
    legal parent at date
    to reverse take-over
    transaction                         (295)           -               -                      -                         (295)
                               ----------------------------------------------------------------------------------------------------
                                        (295)           -            (21,659)                  -                      (21,954)
                               ----------------------------------------------------------------------------------------------------

Cash Flows From Financing
  Activities
   Issue of share capital             16,844          (5,415)        185,907                      1                   197,337
   Share subscription
    received                         (16,844)         16,844            -                      -                         -
   Contributed surplus                  -              5,415            -                      -                        5,415
                               ----------------------------------------------------------------------------------------------------
                                        -             16,844         185,907                      1                   202,752
                               ----------------------------------------------------------------------------------------------------

Effect Of Exchange Rate
  Changes On Cash                     (1,116)           (579)           (743)                  -                       (2,438)
                               ----------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash           (1,881)        (20,343)         23,203                   -                          979

Cash, Beginning Of Period              2,860          23,203            -                      -                         -
                               ----------------------------------------------------------------------------------------------------

Cash, End Of Period            $         979   $       2,860   $      23,203          $        -               $          979
===================================================================================================================================

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Continued)
                           (Stated in U.S. Dollars)



Supplemental Disclosure of Non-Cash Financing And Investing Activities:

Effective March 31, 1999, the Company acquired 100% of the issued and outstanding shares of Tanuta Ventures Inc. by issuing 11,000,010 common shares at an ascribed value of $Nil.

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                           (Stated in U.S. Dollars)

                                   Common Stock
                     ------------------------------------------
                                                  Additional                       Cumulative
                          Number                     Paid-in      Contributed      Translation         Accumulated
                        of Shares      Amount        Capital        Surplus         Adjustment           Deficit          Total
                     --------------------------------------------------------------------------------------------------------------
Issuance of common
  stock                        1    $         1   $      -      $      -          $      -            $      -        $         1
Net loss                    -              -             -             -                 -                (14,237)        (14,237)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1996                     1              1          -             -                 -                (14,237)        (14,236)

Issuance of common
  stock                1,750,000        185,907          -             -                 -                   -            185,907
Translation
  adjustment                -              -             -             -                 (743)               -               (743)
Net loss                    -              -             -             -                 -               (121,778)       (121,778)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1997             1,750,001        185,908          -             -                 (743)           (136,015)         49,150

Share
  subscriptions
  received               100,000         16,844          -             -                 -                   -             16,844
Cancellation of
  common stock          (750,000)        (5,415)         -             -                 -                   -             (5,415)
Contributed surplus         -              -             -            5,415              -                   -              5,415
Translation
  adjustment                -              -             -             -                 (579)               -               (579)
Net loss                    -              -             -             -                 -                (45,387)        (45,387)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1998             1,100,001        197,337          -            5,415            (1,322)           (181,402)         20,028

Issuance of
  common stock           100,000         16,844          -             -                 -                   -             16,844
Share subscription
  converted to
  common stock          (100,000)       (16,844)         -             -                 -                   -            (16,844)
Increase in issued
  common stock due
  to 10 for 1
  stock split          9,900,009           -             -             -                 -                   -               -
Adjustment to
  number of
  shares issued
  and outstanding
  as a result of
  the reverse take
  over transaction
  Tanuta Ventures
  Inc.               (11,000,010)          -             -             -                 -                   -               -
Tasker Capital
  Corp.                  262,000           -             -             -                 -                   -               -

Ascribed value of
  shares issued in
  connection with
  the acquisition
  of Tanuta
  Ventures Inc.       11,000,010           -             -             -                 -                   -               -

Net asset
  deficiency of
  legal parent at
  date of reverse
  take-over
  transaction               -              -             -             -                 -                   (295)           (295)
Translation
  adjustment                -              -             -             -               (1,116)               -             (1,116)
Net loss                    -              -             -             -                 -                (34,518)        (34,518)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1999            11,262,010    $   197,337   $      -      $     5,415       $    (2,438)        $  (216,815)    $   (15,901)
===================================================================================================================================

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


1.   NATURE OF OPERATIONS

     Exploration Stage Activities

     The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

     The recoverability of amounts shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims and the ability of the Company to obtain the necessary financing to place the property into production, and upon future profitable operations, none of which is assured.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.
     Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a) Consolidation

        These financial statements include the accounts of the Company and its wholly owned Canadian subsidiary Tanuta Ventures Inc.

     b) Mineral Property and Related Exploration Expenditures

        The Company capitalizes all option payments on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated mineral property costs will be written off.

        Exploration expenditures are expensed as incurred.

        To date none of the Company's properties have reached commercial production.

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c) Income Taxes

        The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will note be realized, a valuation allowance is recognized.

     d) Foreign Currency Translation

        The Company's subsidiary's operations are located in Canada and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

     e) Financial Instruments

        The Company's financial instruments consist of cash, Goods and Services Tax recoverable, and accounts payable.

        Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     f) Loss Per Share

        The loss per share is calculated using the weighted average number of common shares outstanding during the period.

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


3.   ACQUISITION OF SUBSIDIARY

     Effective March 31, 1999, Tasker Capital Corp. acquired 100% of the issued and outstanding shares of Tanuta Ventures Inc. by issuing 11,000,010 common shares. Since the transaction resulted in the former shareholders of Tanuta Ventures Inc. owing the majority of the issued shares of Tasker Capital Corp., the transaction which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Tanuta Ventures Inc. of the net assets and liabilities of Tasker Capital Corp. Under this purchase method of accounting, the results of operations of Tasker Capital Corp. are included in these financial statements from March 31, 1999.

     Tasker Capital Corp. had a net asset deficiency at the acquisition date, therefore the 11,000,010 shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $295 charged to deficit. Tanuta Ventures Inc. is deemed to be the purchaser for accounting purposes. Accordingly its net assets are included in the balance sheet at their previously recorded amounts.

     The acquisition is summarized as follows:

                        Current Assets
                              Cash                         $     850

                        Current Liabilities
                              Accounts payable                 1,145
                                                            --------
                        Net Asset Deficiency               $    (295)
                                                            ========

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


4.   MINERAL PROPERTY

     By an agreement dated June 15, 1997, as amended, the Company has been assigned an option to acquire a 100% interest, subject to a 3% net smelter return royalty, in certain mineral claims located in the Omineca Mining Division, British Columbia. Consideration for the assignment is an initial cash payment of $21,659 (Cdn $30,000) (paid) with $3,380 (Cdn $5,000)
     payable on August 15, 2000 (paid) and the issuance of up to 200,000 shares in 50,000 share intervals as work progresses on the property. In addition, the company is required to expend Cdn $75,000 on exploration of the property by June 15, 1998 (completed), and make additional cash payments totalling Cdn $250,000 or issue shares with a value equal to Cdn $250,000 in intervals as follows:

       i)   Cdn $50,000 on or before December 15, 2001
      ii)   Cdn $75,000 on or before December 15, 2002
     iii)   Cdn $125,000 on or before December 15, 2003

                                                           2000        1999
                                                       -------------------------

     Consideration paid to date                        $   21,659    $   21,659
                                                       =========================

5.   RELATED PARTY TRANSACTIONS

     During the periods indicated the Company incurred the following amounts with a related company:

                                                    December 31
                                 -----------------------------------------------
                                     1999        1998        1997       1996
                                 -----------------------------------------------

     Management fees              $  20,192   $  17,206   $  21,659   $  10,951
                                 -----------------------------------------------

     Rent                         $    -      $   5,559   $   6,498   $   3,286
                                 -----------------------------------------------


6.   INCOME TAXES

     No provision for income taxes has been provided in these financial statements due to the accumulated net losses. At December 31, 1999, the Company has net operating loss carryforwards, which expire commencing in 2003 totalling approximately $215,920, the benefits of which have not been recorded.

                              TASKER CAPITAL CORP.
                        (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

                               TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                      CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2000
                                  (Unaudited)
                            (Stated in U.S. Dollars)

                               TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                           (Stated in U.S. Dollars)

--------------------------------------------------------------------------------
                                                     JUNE 30        DECEMBER 31
                                                       2000             1999
--------------------------------------------------------------------------------

ASSETS
Current
   Cash                                             $     1,293     $       979
   Goods and services tax recoverable                     4,969           4,249
                                                    ----------------------------
                                                          6,262           5,228

Mineral Property (Note 4)                                21,659          21,659
                                                    ----------------------------
                                                    $    27,921     $    26,887
================================================================================

LIABILITIES
Current
   Accounts payable                                 $    37,873     $    42,788
   Advances payable                                      24,311            -
                                                    ----------------------------
                                                         62,184          42,788
                                                    ----------------------------

SHAREHOLDERS' DEFICIENCY

Share Capital
   Authorized:
     50,000,000 common shares, par value $0.001
      per share at June 30, 2000
     100,000,000 common shares without par value
      at June 30, 1998
   Issued And Outstanding
     11,262,010 at June 30, 2000 and at June
      30, 1999                                          197,337         197,337

Contributed Surplus                                       5,415           5,415
Cumulative Translation Adjustment                             1          (2,438)
Accumulated Deficit                                    (237,016)       (216,215)
                                                    ----------------------------
                                                        (34,263)        (15,901)
                                                    ----------------------------
                                                    $    27,921     $    26,887
================================================================================

                               TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                           (Stated in U.S. Dollars)

--------------------------------------------------------------------------------
                                                                     INCEPTION
                                    SIX MONTHS ENDED                MAY 13, 1996
                                         JUNE 30                     TO JUNE 30
                                    2000          1999                  2000
--------------------------------------------------------------------------------

Expenses
   Management fees               $    10,183  $     9,933           $    80,191
   Office and sundry                   1,926          699                 9,489
   Professional fees                   2,358          334                28,629
   Rent                                3,055        1,490                22,941
   Mineral property exploration
    and maintenance costs              3,279         -                   95,471
                                 -----------------------------------------------
                                      20,801       12,456               236,721
                                 -----------------------------------------------

Loss For The Period                   20,801       12,456            $  236,721
                                                                     ===========
Accumulated Deficit,
  Beginning Of Period                216,215      181,402
                                 --------------------------
                                     237,016      193,858

Net Asset Deficiency Of
  Legal Parent At Date
  Of Reverse Take-Over
  Transaction                           -             295
                                 --------------------------

Accumulated Deficit,
  End Of Period                  $   237,016  $   194,153
===========================================================

Weighted Average Number
  Of Shares Outstanding           11,262,010   11,262,010
===========================================================

                               TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                           (Stated in U.S. Dollars)

--------------------------------------------------------------------------------
                                                                     INCEPTION
                                    SIX MONTHS ENDED                MAY 13, 1996
                                         JUNE 30                     TO JUNE 30
                                   ----------------------         --------------
                                    2000          1999                  2000
--------------------------------------------------------------------------------

Cash Flows From Operating
  Activities
   Loss for the period           $   (20,801) $   (12,456)          $  (236,721)
                                 -----------------------------------------------
Adjustments To Reconcile
  Loss To Net Cash Used By
  Operations Activities
   Change in Goods and
     Service Tax recoverable            (720)         (73)               (4,969)
   Change in accounts payable         (4,915)      11,627                37,873
                                 -----------------------------------------------
Total Adjustments                     (5,635)      11,554                32,904
                                 -----------------------------------------------
Net Cash Used In Operating
  Activity                           (26,436)        (902)             (203,817)
                                 -----------------------------------------------
Cash Flows From Investing
  Activity
   Mineral property                     -            -                  (21,659)
   Net asset deficiency of legal
    parent at date of reverse
    take-over transaction               -            (295)                 (295)
                                 -----------------------------------------------
                                        -            (295)              (21,954)
                                 -----------------------------------------------
Cash Flows From Financing
  Activity
   Advances payable                   24,311          -                  24,311
   Issue of share capital               -             -                 197,337
   Contributed surplus                  -             -                   5,415
                                 -----------------------------------------------
                                      24,311          -                 227,063
                                 -----------------------------------------------
Effect of Exchange Rate
  Changes On Cash                      2,439           (61)                   1
                                 -----------------------------------------------

Increase (Decrease) In Cash              314        (1,258)               1,293
Cash, Beginning Of Period                979         2,860                 -
                                 -----------------------------------------------

Cash, End Of Period              $     1,293  $     1,602           $     1,293
================================================================================

                               TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)
                                   (Unaudited)
                            (Stated in U.S. Dollars)



Supplemental Disclosure of Non-Cash Financing And Investing Activities:

Effective March 31, 1999, the Company acquired 100% of the issued and outstanding shares of Tanuta Ventures Inc. by issuing 11,000,010 common shares at an ascribed value of $Nil.

                               TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                     (Unaudited)
                              (Stated in U.S. Dollars)

                                   Common Stock
                     ------------------------------------------
                                                  Additional                       Cumulative
                          Number                     Paid-in      Contributed      Translation         Accumulated
                        of Shares      Amount        Capital        Surplus         Adjustment           Deficit          Total
                     --------------------------------------------------------------------------------------------------------------
Issuance of common
  stock                        1    $         1   $      -      $      -          $      -            $      -        $         1
Net loss                    -              -             -             -                 -                (14,237)        (14,237)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1996                     1              1          -             -                 -                (14,237)        (14,236)

Issuance of common
  stock                1,750,000        185,907          -             -                 -                   -            185,907
Translation
  adjustment                -              -             -             -                 (743)               -               (743)
Net loss                    -              -             -             -                 -               (121,778)       (121,778)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1997             1,750,001        185,908          -             -                 (743)           (136,015)         49,150

Share
  subscriptions
  received               100,000         16,844          -             -                 -                   -             16,844
Cancellation of
  common stock          (750,000)        (5,415)         -             -                 -                   -             (5,415)
Contributed surplus         -              -             -            5,415              -                   -              5,415
Translation
  adjustment                -              -             -             -                 (579)               -               (579)
Net loss                    -              -             -             -                 -                (45,387)        (45,387)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1998             1,100,001        197,337          -            5,415            (1,322)           (181,402)         20,028

Issuance of
  common stock           100,000         16,844          -             -                 -                   -             16,844
Share subscription
  converted to
  common stock          (100,000)       (16,844)         -             -                 -                   -            (16,844)
Increase in issued
  common stock due
  to 10 for 1
  stock split          9,900,009           -             -             -                 -                   -               -
Adjustment to
  number of
  shares issued
  and outstanding
  as a result of
  the reverse take
  over transaction
  Tanuta Ventures
  Inc.               (11,000,010)          -             -             -                 -                   -               -
Tasker Capital
  Corp.                  262,000           -             -             -                 -                   -               -

Ascribed value of
  shares issued in
  connection with
  the acquisition
  of Tanuta
  Ventures Inc.       11,000,010           -             -             -                 -                   -               -

Net asset
  deficiency of
  legal parent at
  date of reverse
  take-over
  transaction               -              -             -             -                 -                   (295)           (295)
Translation
  adjustment                -              -             -             -               (1,116)               -             (1,116)
Net loss                    -              -             -             -                 -                (34,518)        (34,518)
                     --------------------------------------------------------------------------------------------------------------
Balance, December
  31, 1999            11,262,010    $   197,337   $      -      $     5,415       $    (2,438)        $  (216,815)    $   (15,901)

Translation
  adjustment                -              -             -             -                2,439                -              2,439
Net loss                    -              -             -             -                 -                (20,801)        (20,801)
                     --------------------------------------------------------------------------------------------------------------
Balance, June 30,
  2000                11,262,010    $   197,337   $      -      $     5,415       $         1         $  (237,616)    $   (34,263)
===================================================================================================================================

                               TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)


1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements as of June 30, 2000 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 1999 audited consolidated financial statements and notes thereto.

2.   NATURE OF OPERATIONS

     Exploration Stage Activities

     The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

     The recoverability of amounts shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims and the ability of the Company to obtain the necessary financing to place the property into production, and upon future profitable operations, none of which is assured.


3.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.
     Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                               TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     a) Consolidation

        These financial statements include the accounts of the Company and its wholly owned Canadian subsidiary Tanuta Ventures Inc.

     b) Mineral Property and Related Exploration Expenditures

        The Company capitalizes all option payments on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated mineral property costs will be written off.

     Exploration expenditures are expensed as incurred.

     To date none of the Company's properties have reached commercial production.

     c) Income Taxes

        The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will note be realized, a valuation allowance is recognized.

     d) Foreign Currency Translation

        The Company's subsidiary's operations are located in Canada and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

                               TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e) Financial Instruments

        The Company's financial instruments consist of cash, Goods and Services Tax recoverable, and accounts payable.

        Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     f) Loss Per Share

        The loss per share is calculated using the weighted average number of common shares outstanding during the period.


4.   MINERAL PROPERTY

     By an agreement dated June 15, 1997, as amended, the Company has been assigned an option to acquire a 100% interest, subject to a 3% net smelter return royalty, in certain mineral claims located in the Omineca Mining Division, British Columbia. Consideration for the assignment is a cash payment of $21,659 (Cdn $30,000) (paid) with $3,380 (Cdn $5,000) payable on August 15, 2000 (paid), and the issuance of up to 200,000 shares in 50,000 share intervals as work progresses on the property. In addition, the company is required to expend Cdn $75,000 on exploration of the property by June 15, 1998 (completed), and make additional cash payments totalling Cdn $250,000 or issue shares with a value equal to Cdn $250,000 in intervals as follows:

       i)   Cdn $50,000 on or before December 15, 2001
      ii)   Cdn $75,000 on or before December 15, 2002
     iii)   Cdn $125,000 on or before December 15, 2003

                                                           2000        1999
                                                       -------------------------

     Consideration paid to date                        $   21,659    $   21,659
                                                       =========================

                               TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)


5.   RELATED PARTY TRANSACTIONS

     During the periods indicated the Company incurred the following amounts with a related company:

                                                        ------------------------
                                                                  JUNE 30
                                                            2000          1999
                                                        ------------------------

     Management fees                                    $   10,183   $    9,933
                                                        ========================


6.   INCOME TAXES

     No provision for income taxes has been provided in these financial statements due to the accumulated net losses. At June 30, 2000, the Company has net operating loss carryforwards, which expire commencing in 2003 totalling approximately $236,721, the benefits of which have not been recorded.


7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

                                   PART III


Item 1.   Index to Exhibits
          -----------------

--------------------------------------------------------------------------------
Exhibit 2.1   Articles of Incorporation
--------------------------------------------------------------------------------
Exhibit 2.2   Bylaws of the Company
--------------------------------------------------------------------------------
Exhibit 6.1   Share Exchange Agreement dated March 31, 1999
--------------------------------------------------------------------------------
Exhibit 6.2   Assignment Agreement dated October 15, 1997 and Underlying
              Option Agreement dated June 15, 1997
--------------------------------------------------------------------------------
Exhibit 6.3 Amendment Agreements to the Underlying Option Agreement dated January 20, 1998 and August 15, 2000
--------------------------------------------------------------------------------
Exhibit 6.4   Management Agreement dated November 1, 1998
--------------------------------------------------------------------------------
Exhibit 10.1  Consent of Consulting Geologist to use of Report
--------------------------------------------------------------------------------
Exhibit 10.2  Consent of Consulting Geologist to use of Report
--------------------------------------------------------------------------------

Exhibit 2.1

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

                              Articles of Incorporation
 FEB 0 2 1999                             of
No.C2415-99                     Tasker Capital Corp.
      /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE

   The undersigned certifies:

   1.   Name of Corporation. The name of this corporation is Tasker Capital
Corp.

   2. Resident Agent. The resident agent of this corporation in Nevada is Thomas P. Erwin whose address is 1 East Liberty Street, Suite 424, Reno, Washoe County, Nevada.

   3. Purposes; Powers. The purposes for which the corporation is formed and its powers are:

        3.1  To conduct such business as is lawful.

        3.2 To purchase, acquire, hold, mortgage, sell, let, lease or otherwise dispose of or deal in real or personal property of every kind, character and description, and to erect, manage, care for, maintain, extend or alter buildings or structures of any kind or character on real property.

        3.3 To purchase or otherwise acquire, hold and/or reissue the shares of its capital stock.

        3.4 To raise, borrow and secure the payment of money in any lawful manner, including the issue and sale or other disposition of bonds, warrants, debentures, obligations, negotiable and transferable instruments and evidences of indebtedness of all kinds, whether secured by mortgage, pledge, deed of trust, or otherwise, and incur debt in the purchase or acquisition of property, businesses, rights or franchises, or for additional working capital or for any other object connected with its business or affairs, without limit as to amount.

        3.5 To enter into, make, perform and carry out contracts of every sort and kind with any person, firm, association, corporation, private, public or municipal or body politic.

        3.6 To guarantee any dividends or bonds or contracts or other obligations.

        3.7 To have one or more offices or agencies and keep such books of the company outside of Nevada as are not required by law to be kept in Nevada.

   4. Authorized Capital. The authorized capital of this corporation shall consist of 50,000,000 shares of the par value of $.001 per share.

   5. Stock Nonassessable. The capital stock of this corporation shall not be subject to assessment to pay the debts of the corporation, and in this particular the Articles of Incorporation shall not be subject to amendment.

   6. Board of Directors. The members of the governing board shall be styled "Directors" and their number shall be not less than one (1) nor more than five
(5). The names and addresses of the first Directors are as follows:

        Name                    Address
        ----                    -------
        Michael Hu              #202 930 East 7th Avenue
                                Vancouver, BC, Canada V5T 1P6

        Raymond John Demman     3346 Berwyck Street
                                Las Vegas, Nevada 89121

        Maurizio Grande         6502 Pinehurst Drive
                                Vancouver, BC, Canada V5X 4PI

   7. Liability of Directors and Officers. No director or officer shall have personal liability to the corporation or its shareholders for damages for breach of fiduciary duty as a director or officer, but nothing herein shall eliminate or limit the liability of a director or officer for:

        7.1   Acts or omissions not in good faith;

        7.2 Acts or omissions which involve intentional misconduct, fraud or violation of law;

        7.3 Acts or omissions in breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

        7.4 Acts or omissions from which the director or officer derived an improper personal benefit; or

        7.5   Payment of dividends in violation of law.

   8. Indemnification. The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section.

   9.   Perpetual Existence. This corporation shall have perpetual existence.

   10. By-Laws. The Board of Directors is expressly authorized and empowered to adopt, amend or repeal the By-Laws of this corporation.

   11. Incorporator. The name and post office address of the incorporator signing these Articles of Incorporation is as follows:

        Name                    Address
        ----                    -------
        Thomas P. Erwin         One East Liberty Street
                                Suite 424
                                Reno, Nevada 89501

        Certified January 26, 1999.

                                                 /s/ Thomas P. Erwin
                                                 -------------------------------
                                                 Thomas P. Erwin

STATE OF NEVADA,        )
                        ) ss
COUNTY OF WASHOE.       )

These Articles of Incorporation were acknowledged before me on January 26, 1999.

                                                 /s/ Denise M. Cairns
                                                 -------------------------------
                                                      Notary Public


                                  ----------------------------------------------
                                                     DENISE M. CAIRNS
                                             Notary Public - State of Nevada
                                    c/s    Appointment Recorded in Washoe County
                                           No: 93-3884-2 - Expires June 15, 2001
                                  ----------------------------------------------

Exhibit 2.2

                                      Bylaws
                                        of
                                Tasker Capital Corp.

1.   Offices.

     The principal office of the corporation in Nevada shall be located in Reno, Nevada. The corporation may have such other offices and places of business, either within or outside Nevada, as the board of directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation required by Nevada law to be maintained in Nevada may be, but need not be, identical with the principal office if in Nevada, and the address of the registered office may be changed from time to time by the board of directors.

2.   Meetings; Voting.

     Section 2.1 Annual Meeting. Unless otherwise designated by the board of directors, the annual meeting of the shareholders shall be held at such time as may be determined by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held at the annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

     Section 2.2 Special Meetings. Special meetings of the shareholders for any purpose, unless otherwise prescribed by statute, may be called by the president, the board of directors or the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting. Any holder or holders of not less than one-tenth of all of the outstanding shares of the corporation who desire to call a special meeting pursuant to this Section
2.2 shall notify the president that a special meeting of the shareholders shall be called. Within thirty (30) days after notice to the president, the president shall set the date, time and location of a shareholders' meeting. The date set by the president shall be not less than thirty (30) nor more than one-hundred twenty (120) days after the date of notice to the president. If the president fails to set the date, time and location of the special meeting within the thirty (30)-day time period described above, the shareholder or shareholders calling the meeting shall set the date, time and location of the special meeting.

     Section 2.3 Place of Meeting. The board of directors may designate any place, either within or outside Nevada, as the place for any annual meeting or special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside Nevada, as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the board, the place of meeting shall be the registered office of the corporation in Nevada.

     Section 2.4 Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting to each shareholder of record entitled to vote at such meeting; except that, if the authorized shares are to be increased, at least thirty (30) days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

     Section 2.5 Adjournment. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

     Section 2.6 Organization. The president or any vice president shall call meetings of shareholders to order and act as chairman of such meetings. In the absence of said officers, any shareholder entitled to vote at that meeting, or any proxy of any such shareholder, may call the meeting to order and a chairman shall be elected by a majority of the shareholders entitled to vote at that meeting. In the absence of the secretary or any assistant secretary of the corporation, any person appointed by the chairman shall act as secretary of such meeting.

     Section 2.7 Agenda and Procedure. The board of directors shall have the responsibility for establishing an agenda for each meeting of shareholders, subject to the rights of shareholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The chairman shall be charged with the orderly conduct of all meetings of shareholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, or to the articles of incorporation, or these bylaws, Robert's Rules of Order (as last revised) shall govern the disposition of the matter.

     Section 2.8 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately before such meeting. In lieu of closing the stock transfer books the board of directors may fix in advance a date as the date for any such determination of shareholders, such date in any case to be not more than fifty
(50) days, and, in case of a meeting of shareholders, not less than ten (10) days before the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring the dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 2.8, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

     Section 2.9 Voting Records. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. For a period of ten (10) days before such meeting, this record shall be kept on file at the principal office of the corporation, whether within or outside Nevada, and shall be subject to inspection by any shareholder for any purpose germane to the meeting at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder for any purpose germane to the meeting during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such record or transfer books or to vote at any meeting of shareholders. Any officer or agent having charge of the stock transfer books who fails to prepare the record of shareholders, or to keep it on file for a period of ten
(10) days before the meeting or to produce and keep it open for inspection at the meeting as provided in this section, is liable to any shareholder suffering damage due to the failure to the extent of the damage.

     Section 2.10 Quorum. Unless otherwise provided by the articles of incorporation, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If fewer than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed sixty (60) days at any one adjournment. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains.

     If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

     Section 2.11 Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after six (6) months from the date of its execution unless otherwise provided in the proxy.

     Section 2.12 Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except as may be otherwise provided in the articles of incorporation. If the articles of incorporation provide for more or less than one vote for any share on any matter, every reference in the Nevada statutes to a majority or other proportion or number of shares shall refer to such a majority or other proportion or number of votes entitled to be cast with respect to such matter. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote unless the articles of incorporation otherwise provide. Cumulative voting shall not be allowed.

Section 2.13 Voting of Shares by Certain Holders.

     a. Neither treasury shares, nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

     Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporation may determine.

     Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him,


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either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

     Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

     A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares to transferred.

     Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the date on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

     b. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, those persons' acts with respect to voting shall have the following effect:

      (i)     If only one person votes, his act binds all;

     (ii) If more than one person votes, the act of the majority so voting binds all;

     (iii) If more than one person votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares of a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the court.

     If an instrument filed with the secretary of the Corporation pursuant to this subsection B shows that a tenancy is held in unequal interests, a majority or even split for the purpose of this subsection B shall be a majority or even split in interest.

     The provisions of this subsection B shall not apply if the secretary of the corporation is given written notice of alternate voting provisions and is furnished with a copy of the instrument or order appointing those persons or creating the relationship wherein alternate voting provisions are established.

     Section 2.14 Informal Action by Shareholders. Any action required or allowed to be taken at a meeting of the shareholders may be taken without a meeting provided that a consent in writing which describes the action so taken shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter of the consent, except that: (a) if any greater proportion of voting power is required for such action at a meeting, then the greater proportion of written consents is required; and (b) this provision for action by written consent does not supersede any specific provision for action by written consent contained in the Nevada statutes.



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3.   Board of Directors.

     Section 3.1 General Powers. The business and affairs of the corporation shall be managed by its board of directors, except as otherwise provided in the Nevada statutes or in the articles of incorporation.

     Section 3.2 Performance of Duties. A director of the corporation shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section 3.2; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups upon whose information, opinions, reports, and statements a director is entitled to rely are:

     a. One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

     b. Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

     c. A committee of the board upon which he does not serve, duly designated in accordance with the provisions of the articles of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     Section 3.3 Number, Tenure and Qualifications. The number of directors of the corporation shall be as described in the articles of incorporation. The directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his successor shall have been elected and qualified. Directors shall be eighteen (18) years of age or older, but need not be residents of Nevada or shareholders of the corporation. Directors shall be removable in the manner provided by the statutes of Nevada.

     Section 3.4 Resignation. Any director of the corporation may resign at any time by giving written notice of his resignation to the board of directors, the president, any vice president or the secretary of the corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

     Section 3.5 Removal. Except as otherwise provided in the articles of incorporation or in these bylaws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of stock entitled to vote for the election of directors of the corporation given at a special meeting of the shareholders called and held for such purpose. The vacancy in the board of directors caused by any such removal may be filled by the shareholders entitled to vote thereon


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at such meeting. If the shareholders at such meeting shall fail to fill the vacancy, the board of directors may do so as provided in this Section 3.5.

     Section 3.6 Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum except as otherwise provided herein. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at any annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office until the next annual meeting of shareholders and until his successor has been elected and has qualified.

     Section 3.7 Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.8 Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or the director if the corporation has one director or any two directors if the corporation has two or more directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the board of directors called by them.

     Section 3.9 Notice. Notice of any special meeting shall be given at least seven (7) days in advance of the meeting by written notice delivered personally or mailed to each director at his business address, or by notice given at least two days previously by telegraph, telex, electronic facsimile, electronic mail or other means of electronic data transmission. Mailed notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid. If notice is given by any means of electronic data transmission, the Notice shall be deemed to be delivered when the Notice is received by the addressee. Any director may waive notice of any meeting. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting objects to the holding of the meeting or the transacting of business at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 3.10 Quorum. A majority of the number of directors elected and qualified at the time of the meeting shall constitute a quorum for the transaction of business at any such meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.11 Manner of Acting. If a quorum is present, the affirmative vote of a majority of the directors present at the meeting and entitled to vote on that particular matter shall be the act of the board, unless the vote of a greater number is required by law or the articles of incorporation.

     Section 3.12 Compensation. By resolution of the board of directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at such meeting; a fixed sum for attendance at such meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.


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     Section 3.13 Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by certified or registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.14 Executive Committee. The board of directors, by resolution adopted by a majority of the number of directors elected and qualified at the time of the resolution, may designate two or more directors to constitute an executive committee, which shall have and may exercise all of the authority of the board of directors or such lesser authority as may be described in said resolution. No such delegation of authority shall operate to relieve the board of directors or any member of the board from any responsibility imposed by law.

     Section 3.15 Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors, executive committee or other committee of the directors may be taken without a meeting if a consent in writing which describes the action so taken shall be signed by all of the directors entitled to vote with respect to the subject matter.

     Section 3.16 Meetings by Telephone. One or more members of the board of directors or any committee of the directors may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

4.   Officers and Agents.

     Section 4.1 General. The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may appoint one or more vice presidents and such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the board of directors. The salaries of all the officers of the corporation shall be fixed by the board of directors. One person may hold two or more offices. The officers of the corporation shall be eighteen (18) years of age or older. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of (a) the president, and if a chairman of the board has been elected, then (b) the chairman of the board.

     Section 4.2 Election and Term of Office. The officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first of the following occurs: until his successor shall have been duly elected and shall have qualified; or until his death; or until he shall resign; or until he shall have been removed in the manner hereinafter provided.

     Section 4.3 Removal. Any officer or agent may be removed by the board of directors or by the executive committee, if any, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall


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be without prejudice to the contract rights, if any, of the person so removed.
Election or appointment of an officer or agent shall not of itself create contract rights.

     Section 4.4 Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors for the unexpired portion of the term.

     Section 4.5 President. The president shall, subject to the direction and supervision of the board of directors, be the chief executive officer of the corporation and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees. He shall, unless otherwise directed by the board of directors, attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation shall hold any stock. He may, on behalf of the corporation, in person or by substitute or by proxy, execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy as aforesaid, may vote the stock so held by the corporation and may execute written consents and other instruments with respect to such stock and may exercise any and all rights and powers incident to the ownership of said stock, subject however to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any. If a chairman of the board has been elected, the chairman of the board shall have, subject to the direction and modification of the board of directors, all the same responsibilities, rights and obligations as described in these bylaws for the president.

     Section 4.6 Vice Presidents. The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president designated by the board of directors or (if there be no such designation) the vice president designated in writing by the president shall have the powers and perform the duties of the president. If no such designation shall be made all vice presidents may exercise such powers and perform such duties.

     Section 4.7 Secretary. The secretary shall perform the following: (a) keep the minutes of the proceedings of the shareholders, executive committee and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors; (d) keep at the corporation's registered office or principal place of business within or outside Nevada a record containing the names and addresses of all shareholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (e) sign with the president or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

     Section 4.8 Treasurer. The treasurer shall be the principal financial officer of the corporation and shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. He shall receive and give receipts and acquittances for monies paid in on account of the corporation, and shall pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office


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of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

     The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit, and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations.

     Section 4.9 Salaries. Officers of the corporation shall be entitled to such salaries, emoluments, compensation or reimbursement as shall be fixed or allowed from time to time by the board of directors.

     Section 4.10 Bonds. If the board of directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board of directors may deem sufficient, conditioned upon the faithful performance of that officer's or agent's duties and offices.

5.   Stock.

     Section 5.1 Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. The signatures of the corporation's officers on such certificate may also be facsimiles if the certificate is either countersigned. by a transfer agent other than the corporation itself or an employee of the corporation or registered by a registrar other than the corporation itself or an employee of the corporation. Except that if the corporation is governed by the rules of the New York Stock Exchange or by comparable rules of other regulated securities exchanges and it acts as its own transfer agent and/or registrar it shall be allowed to countersign its own certificates. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue. Every certificate representing shares issued by a corporation which is authorized to issue shares of more than one class or more than one series of any class shall describe on the face or back of the certificate or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series, so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

     Each certificate representing shares shall state the following upon its face: the name of the state of the corporation's organization; the date of the corporation's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate or a statement that the shares are without par value. Certificates


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of stock shall be in such form consistent with law as shall be prescribed by the board of directors. No certificate shall be issued until the shares represented thereby are fully paid.

     Section 5.2 Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the corporation issued, the number of shares represented by each such certificate, its date of issuance and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the corporation shall be deemed the owner, and thus a holder of record of such shares of stock, for all purposes as regards the corporation.

     Section 5.3 Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the board of directors. That part of the surplus of a corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed the consideration for the issuance of such dividend shares. Such consideration may consist, in whole or in part, of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares unless approved by the board of directors.

     Section 5.4 Cancellation of Certificates. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and cancelled, except as herein provided with respect to lost, stolen or destroyed certificates.

     Section 5.5 Lost Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The board of directors may in its discretion require a bond in such form and amount and with such surety as it may determine, before issuing a new certificate.

     Section 5.6 Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office or by its registrar duly appointed.

     The corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as may be required by the laws of Nevada.

     Section 5.7 Transfer Agents, Registrars and Paying Agents. The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

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6.   Indemnification of Officers and Directors.

     The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section. The following provisions shall govern indemnification under this Section:

     Section 6.1 Each person indemnified by the corporation must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the corporation's indemnification obligation shall immediately notify the corporation in writing.

     Section 6.2 The corporation shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the corporation's receipt of the notice of the claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceeding, including employment of counsel of the corporation's choice. The party who asserts the right to indemnification under this Section shall have the right to participate, at such party's expense and with counsel of such party's choice, in the defense, compromise, or settlement of the matter.

     Section 6.3 The corporation's indemnification obligations shall be binding on the corporation and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns. The corporation may prospectively amend, modify or revoke the provisions of this Section concerning indemnification.

     Section 6.4 Each party entitled to indemnification under this Section expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification under this Section, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding. Nothing in this Section shall prevent or prohibit the corporation from instituting or maintaining a separate action against any party who asserts a claim for indemnification under this Section.

     Section 6.5 This indemnity provision and the rights and obligations of the parties under this Section shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of Nevada applicable to the interpretation, construction and enforcement of indemnities (without giving effect to Nevada's principles of conflicts of law).

     Section 6.6 Each party who asserts a claim for indemnification under this
Section irrevocably submits to the jurisdiction of and venue in of any Nevada state court or United States District Court sitting in Washoe County, Nevada, over any suit, action or proceeding arising from or relating to indemnification

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under this Section, and agrees that any suit, action or proceeding concerning or relating to a claim for indemnification under this Section shall be commenced and maintained in such courts. Each such party agrees and consents that, in addition to any other methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding may be made by certified or registered mail, return receipt requested, directed to such person at his or her respective address, and such service shall be complete five (5) days after mailing.

7.   Execution of Instruments; Loans; Checks and Endorsements; Deposits;
     Proxies.

     Section 7.1 Execution of Instruments. The president or any vice president shall have the power to execute and deliver on behalf of and in the name of the corporation any instrument requiring the signature of an officer of the corporation, except as otherwise provided in these bylaws or where the execution and delivery thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. Unless authorized to do so by these bylaws or by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

     Section 7.2 Loans. The corporation may lend money to, guarantee the obligations of and otherwise assist directors, officers and employees of the corporation, or directors of another corporation of which the corporation owns a majority of the voting stock, only upon compliance with the requirements of the Nevada statutes.

     No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

     Section 7.3 Checks and Endorsements. All checks, drafts or other orders for the payment of money, obligations, notes or other evidence of indebtedness, bills of lading, warehouse receipts, trade acceptances and other such instruments shall be signed or endorsed by such officers or agents of the corporation as shall from time to time be determined by resolution of the board of directors, which resolution may provide for the use of facsimile signatures.

     Section 7.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the board of directors, which resolution may specify the officers or agents of the corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the corporation or its order.

     Section 7.5 Proxies. Unless otherwise provided by resolution adopted by the board of directors, the president or any vice president may from time to time appoint one or more agents or attorneys-in-fact of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation, association or other entity any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation, association or other entity or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

     Section 7.6 Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

8.   Miscellaneous.

     Section 8.1 Waivers of Notice. Whenever notice is required by the Nevada statutes, by the articles of incorporation or by these bylaws, a waiver of the notice in writing signed by the director, shareholder or other person entitled to notice, whether before, at or after the time stated therein, or his appearance at such meeting in person or (in the case of a shareholders' meeting) by proxy, shall be equivalent to such notice.

     Section 8.2 Seal. The corporate seal of the corporation shall be circular in form and shall contain the name of the corporation and the words "Seal, Nevada".

     Section 8.3 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

     Section 8.4 Amendments. The board of directors shall have the power to alter, amend or repeal the bylaws or adopt new bylaws of the corporation at any regular meeting of the board or at any special meeting called for that purpose, subject to repeal or change by action of the shareholders.

     Section 8.5 Emergency Bylaws. Subject to repeal or change by action of the shareholders, the board of directors may adopt emergency bylaws in accordance with and pursuant to the provisions of the Nevada statutes.

     Adopted effective February 2, 1999.

                                            By /s/  Michael Hu
                                            ------------------------------------
                                            Michael Hu, Director

                                            By /s/ Raymond John Denman
                                            ------------------------------------
                                            Raymond John Denman, Director

                                            By /s/ Maurizio Grande
                                            ------------------------------------
                                            Maurizio Grande, Director

Exhibit 6.1

                            SHARE EXCHANGE AGREEMENT
                            ------------------------

THIS AGREEMENT is made and is effective the 31st day of March, 1999.

BETWEEN:
             TASKER CAPITAL CORP., a company duly incorporated pursuant to the laws of Nevada and having a registered office at One East Liberty Street, Suite 424, Reno , Nevada, 89501

             ("Tasker")

                                                               OF THE FIRST PART

AND:

             TANUTA VENTURES CORP., a company duly incorporated pursuant to the laws of British Columbia and having its registered and records office at #1750 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8

             ("Tanuta")

                                                              OF THE SECOND PART

AND:

             THE UNDERSIGNED, being the shareholders of Tanuta set forth in Schedule "B" to this Agreement

             (collectively, the "Vendors" and individually a "Vendor")

                                                               OF THE THIRD PART

WHEREAS:

A. The Vendors are collectively the legal and beneficial owners of all of the issued and outstanding common shares (the "Tanuta Shares") of Tanuta;

B. The Vendors wish to sell and Tasker wishes to buy the Tanuta Shares in exchange for 11,000,010 common shares of Tasker (the "Tasker Shares") at a deemed price per Tasker Share of US$0.0165 per share all in accordance with the terms and conditions of this Agreement;

            NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties covenant and agree as follows:

1.   INTERPRETATION
     --------------

     For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:

     1.1  "Agreement" means this agreement and any Schedules attached hereto;

     1.2 unless specifically stated otherwise, all dollar amounts in this Agreement are stated in the currency of Canada;

     1.3 any reference in this Agreement to a designated "Section", "Subsection", "Schedule" or other subdivision means the designated Section, Subsection, Schedule or other subdivision in this Agreement;

     1.4 the words "herein" and "hereunder" and other words of similar import refer to this Agreement and the Schedules attached thereto as a whole and not to any particular Article or other subdivision of this Agreement;

     1.5 any reference to a statute includes the regulations passed pursuant thereto, any amendments made thereto and in force at the time this Agreement is in effect; and

     1.6 words importing the singular include the plural where the context requires, and vice versa.

2.   REPRESENTATIONS AND WARRANTIES OF TANUTA
      ---------------------------------------

     Tanuta represents and warrants to Tasker, as follows:

     2.1 Tanuta is duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia;

     2.2 the authorized capital of Tanuta is 100,000,000 common shares without par value of which 11,000,010 common shares are issued and outstanding as at March 31, 1999;

     2.3 the Tanuta Shares are validly issued and outstanding as fully paid and non-assessable in the capital of Tanuta, and have been issued in accordance with all applicable securities laws, including the laws of the jurisdiction of residence of the Vendors;

     2.4 no person, firm or corporation has any agreement, option or right, or rights capable of becoming an agreement or option:

       i)  to purchase common shares in the capital of Tanuta;

      ii) to require Tanuta to issue and allot any of the authorized but unissued shares in the capital of Tanuta; or

     iii) to require Tanuta to issue any security capable of exchange into shares of Tanuta;

     2.5 the entering into and performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the constating documents of Tanuta, any shareholders' or directors' resolution, or of any indenture or other agreement, written or oral, to which Tanuta may be a party or any judgment, decree, order, rule or regulation of any court or administrative body by which Tanuta may be bound;

     2.6 there is no undisclosed litigation, proceeding, or investigation pending or threatened against Tanuta, nor does Tanuta know, or have grounds to know, of any basis for any litigation, proceeding or investigation against Tanuta;

     2.7 Tanuta is, subject to certain royalties and an option agreement, the beneficial owner of mineral property interests (the "Property Interests") all as set out in Schedule "A" attached hereto, and except as provided above, such Property Interests are owned by Tanuta free and clear of all liens, encumbrances, charges, options or other claims whatsoever;

     2.8 Tanuta has due and sufficient corporate capacity to hold the Property Interests it now holds, and to carry on its mineral exploration business in each jurisdiction where it carries on business;

     2.9 Tanuta holds all permits, licenses, consents and authorities issued by any government or governmental authority which are necessary in connection with the operation of its business and the ownership of its Property Interests and any other assets;

     2.10 Tanuta has operated its business in accordance with all laws, rules, regulations, orders of competent regulatory authorities and, in particular, but not so as to limit the generality of the foregoing, is not, in breach of any governmental or environmental rules and regulations;

     2.11 all tax returns and reports of Tanuta required by law to be filed prior to the date hereof have been filed and are substantially true, complete and correct, and all taxes and other government charges have been paid or accrued;

     2.12 no person, firm or corporation holds a general or special power of attorney to act on behalf of Tanuta; and

     2.13 Tanuta is not a party to any written or oral employment, consulting, or service agreement, and Tanuta will not have any officers or employees who are employed or are required to be paid by Tanuta except as disclosed to Tasker or as provided herein.

3.   REPRESENTATIONS AND WARRANTIES OF VENDORS
     -----------------------------------------

     Each of the Vendors severally represents and warrants to Tasker as to their own individual capacity and share ownership, as follows:

     3.1 this Agreement has been duly executed and delivered by them and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms;

     3.2 each Vendor is the beneficial and registered owner of that number of Tanuta Shares set opposite the Vendor's name in Schedule "B", has full power and authority to sell such Tanuta Shares, and such Tanuta Shares are free and clear of all liens, claims, charges, encumbrances, pledges, and restrictions of any nature whatsoever, except restrictions imposed by applicable securities laws; and

     3.3 each Vendor has been advised by Tasker to obtain, and has obtained, such independent legal advice as the Vendor deemed necessary prior to entering into this Agreement.

4.   COVENANTS OF TANUTA
     -------------------

     Tanuta covenants and agrees with Tasker, as follows:

     4.1 from the date of execution of this Agreement and until the Closing Date (as defined herein), Tanuta will not commit itself to:

     a)  redeem or acquire any shares in its capital;

     b)  declare or pay any dividend;

     c) make any reduction in or otherwise make any payment on account of its paid-up capital; or

     d) effect any subdivision, consolidation or reclassification of its share capital;

     4.2 from the date of execution of this Agreement and until the Closing Date, they will cause Tanuta to carry on the business of Tanuta in the ordinary and normal course, in a prudent and businesslike, and efficient manner;

     4.3 and, permit Tasker management and its agents access to all of the records and assets of Tanuta, and otherwise assist in the carrying out of such investigations of Tanuta and its assets as Tasker deems necessary.

5.   COVENANTS OF VENDING SHAREHOLDERS
     ---------------------------------

     Each of the Vendors covenants and agrees with Tasker, as follows:

     5.1 that they will deliver to Tanuta as soon as possible a share certificate or certificates representing all of the Tanuta Shares held by them in transferable form (duly executed and witnessed) with irrevocable instructions to Tanuta to deliver such shares for transfer to Tasker upon the Closing of this Agreement;

     5.2 that they will accept their pro-rata proportion of the proposed 11,000,010 Tasker Shares in exchange for their Tanuta Shares; and

     5.3 that they waive any and all pre-emptive rights to purchase Tanuta Shares that they may have.

6.   REPRESENTATIONS AND WARRANTIES OF TASKER
     ----------------------------------------

     Tasker represents and warrants to the Vendors, as follows:

     6.1 it is duly incorporated, validly existing and in good standing under the laws of Nevada;

     6.2 it has full and absolute right, power and authority to enter into this Agreement on the terms and conditions herein set forth, to carry out the transactions contemplated hereby and to transfer on the Closing Date to the Vendors all legal and beneficial ownership in and to the Tasker Shares; and,

     6.3 this Agreement has been duly executed and delivered by Tasker and constitutes a legal, valid and binding obligation of Tasker enforceable against Tasker in accordance with its terms.

7.   COVENANTS OF TASKER
     -------------------

     Tasker covenants and agrees with the Vendors that it will issue the Tasker Shares to each of the Vendors on the Closing Date free and clear of any liens, encumbrances, and charges and subject to applicable securities legislation of the jurisdiction in which each Vendor resides.

8.   TASKER'S CONDITIONS
     -------------------

     The obligations of Tasker under this Agreement are subject to:

     8.1 all of the covenants and agreements of the Vendors and Tanuta to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

     8.2 Management having made satisfactory arrangements, in the opinion of counsel to Tasker, for the transfer of the Tanuta shares to Tasker.

     The conditions set forth in this section are for the exclusive benefit of Tasker and may be waived by Tasker in writing in whole or in part at any time.

9.   CONDITIONS FOR THE BENEFIT OF THE VENDORS
     -----------------------------------------

     The obligations of the Vendors and Tanuta under this Agreement are subject to the following conditions precedent being fulfilled at or before the Closing:

     9.1 all of the covenants and agreements of Tasker to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

     9.2 the Tasker Shares shall be issued to the Vendors on Closing free and clear of any and all liens, charges and encumbrances subject only to the appropriate trading restrictions referred to above.

     The conditions set forth in this section are for the exclusive benefit of the Vendors, and may be waived by the Vendors in whole or in part at any time.

10.  PURCHASE AND SALE, AND CLOSING
     ------------------------------

     10.1 Based on and relying on the representations, warranties and covenants herein, and subject to the terms and conditions herein, the Vendors hereby sell the Tanuta Shares and Tasker hereby purchases the Tanuta Shares by way of the issuance of 11,000,010 Tasker Shares at a deemed price of US$0.0165 per share.

     10.2 The transactions contemplated herein shall be completed at a closing (the "Closing") to take place on or before April 6, 1999 at the offices of Tasker or such other time or place which is mutually agreeable to the parties hereto.

     10.3  On the Closing Date, the Vendors and Management shall deliver to
     Tasker:

     a) a certified true copy of directors' resolutions of Tanuta approving the transfer of the Tanuta Shares to Tasker;

     b) a share certificate representing the Tanuta Shares registered in the name of Tasker and a certified copy of the Register of Members of Tanuta confirming the registration thereof and cancellation of the share certificates registered in the names of the Vendors;

     c) all other necessary documents, instruments, certificates, seals, and other things necessary to give effect to the transfer of the Tanuta Shares to Tasker free and clear of any liens, encumbrances or charges;

     d) all of the books and records of Tanuta, including accounting and banking records; and

     e) all such other documents and instruments as Tasker may reasonably require.

     10.4 On the Closing Date, Tasker shall deliver to the Vendors, and Management, as applicable:

     a) a certified true copy of directors' resolutions of Tasker approving the exchange of shares between Tasker and the Vendors;

     b) original share certificates representing the Tasker Shares for each of the Vendors.

11.  MISCELLANEOUS
     -------------

     11.1 Each of the parties hereto shall bear its own legal costs and other expenses in relation to the negotiation, preparation, and execution of this Agreement.

     11.2 The parties hereto shall treat all data, reports, records and other information relating to this Agreement as confidential.

     11.3 No right of a party hereto shall be prejudiced by events beyond a party's reasonable control including, without limiting the generality of the foregoing, pressures or delays from outside parties, regulatory authorities and acts of God, but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly.

     11.4 Any notice to be given hereunder shall be sufficiently given if delivered by courier, by hand, or by facsimile transmission to a party at the address set out on page 1 of this Agreement, and such notice so delivered by hand or by courier by 12:00 noon local time shall be deemed to have been received on such day of delivery, and any hand delivery after 12:00 noon shall be deemed to have been delivered the business day following such delivery; and such notice, if delivered by facsimile transmission, shall be confirmed with the receiver verbally or concurrently delivered by hand or by courier, and shall be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of change of address in the same manner, in which event such notices shall thereafter be given to it at such changed address.

     11.5 This Agreement shall be governed by and be construed in accordance with the laws of the State of Nevada. The Courts of Nevada shall have sole jurisdiction to hear and determine all manner of disputes and claims arising out of or in any way connected with the construction, breach or alleged, threatened or anticipated breach of this Agreement and determine all questions as to the validity, existence or enforceability thereof.

     11.6 This Agreement, and the benefits hereto, may not be assigned by the Vendors.

     11.7  Time shall be of the essence of this Agreement.

     11.8 This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

     11.9 This Agreement can only be modified by a written agreement duly signed by all parties to this Agreement.

     11.10 Each of the parties hereto shall, from time to time, at the request of the other and without further consideration, execute and deliver all such other additional documents requested by the other and shall do all such acts and things as may be reasonably necessary or desirable to more fully complete the transactions contemplated by this Agreement.

     11.11 Any waiver of any term, provision or condition of this Agreement to be effective must be in writing and signed by the party waiving such term, provision or condition stating with specificity the particular provision or provisions being waived. No waiver of any one or more provisions shall be deemed to be a further continuing waiver of such terms, provisions or condition or any other term, provisions or conditions unless the waiver specifically so states.

     11.12 The captions of this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

     11.13 Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion.

     11.14 This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective heirs, successors and assigns.

     11.15 This Agreement may be executed in two or more counterparts and may be delivered by facsimile each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 31st day of March, 1999.


Tasker Capital Corp.


Per: /s/ Michael Hu
    --------------------------------------
    Authorized Signatory

Tanuta Ventures Corp.

Per: /s/ Michael Hu
    --------------------------------------
    Authorized Signatory


SIGNED, SEALED AND DELIVERED              )
by Veronica Beckett in the presence of:   )
                                          )
/s/ Martin Dunki                          )     /s/ Veronica Beckett
------------------------------------------      --------------------------------
Print Name                                )     Veronica Beckett
                                          )
Schanzstrasse 21                          )
CH-8196 WIL, Switzerland                  )
------------------------------------------)
Address                                   )
                                          )

SIGNED, SEALED AND DELIVERED              )
by Vincenzo Marsella in the presence of:  )
                                          )
/s/ Martin Dunki                          )     /s/ Vincenzo Marsella
------------------------------------------      --------------------------------
Print Name                                )     Vincenzo Marsella
                                          )
Schanzstrasse 21                          )
CH-8196 WIL, Switzerland                  )
------------------------------------------)
Address                                   )
                                          )

SIGNED, SEALED AND DELIVERED              )
by Elvira Cusano in the presence of:      )
                                          )
Elvira Cusano                             )     /s/ Elvira Cusano
------------------------------------------      --------------------------------
Print Name                                )     Elvira Cusano
                                          )
------------------------------------------)
Address                                   )
                                          )

SIGNED, SEALED AND DELIVERED              )
by Paolo Stinghi in the presence of:      )
                                          )
Paolo Stinghi                             )     (signed "Paolo Stinghi")
------------------------------------------      --------------------------------
Print Name                                )     Paolo Stinghi
                                          )
------------------------------------------)
Address                                   )
                                          )

Wagstall Developments Ltd.

Per:  /s/ Brian Longpre
------------------------------------------
      Authorized Signatory

                                  Schedule "A"

                               Property Interests
                               ------------------

The Property consists of 4 mineral claims located at 57 degrees, 12 minutes North Latitude, 127 degrees, 57 minutes West Longitude in the Toodoggone River Area, Omineca Mining Division, in the Province of British Columbia, N.T.S. 94E/2W, more particularly described as follows:

================================================================================
    Name            Number of Units          Record Number        Expiry Date
--------------------------------------------------------------------------------
    Star                   15                   238410           March 26, 2000
--------------------------------------------------------------------------------
    Pul                    12                   238309           August 15, 2000
--------------------------------------------------------------------------------
    Sun                     8                   238411           March 26, 2000
--------------------------------------------------------------------------------
    Skarn                  12                   358286           July 30, 2000
================================================================================

By assignment agreement dated October 15, 1997 (the "Agreement") with Dwight Webb of 321 Alberta Street, New Westminster, British Columbia (the "Assignor"), Tanuta acquired the Assignor's right to purchase an undivided 100% interest in Tanuta's mineral property (the "Property"), pursuant to an underlying option agreement dated June 15, 1997 between John M. Mirko of 541 Hermosa Avenue, North Vancouver, British Columbia ("Mirko") and the Assignor, and a subsequent amendment agreement dated January 20, 1998 between Mirko, the Assignor and Tanuta (collectively the "Underlying Agreements"). The option may be exercised by Tanuta by the cash payment of an aggregate $280,000, the issuance of an aggregate 200,000 common shares in the capital stock of Tanuta, and the exploration expenditure of $75,000 on the Property, as follows:

(a)  paying the Assignor $30,000 in cash, which amount has been paid;

(b) issuing 200,000 common shares in its capital stock to the Assignor, of which 50,000 shares are to be issued on or before 10 business days from the date Tanuta's common shares are listed on the Vancouver Stock Exchange (the "Exchange") and thereafter in three 50,000 share tranches upon the filing of engineering reports with the Exchange, on exploration programs carried out on the Property;

(c) expending $75,000 on an exploration work program on the Property, on or before June 15, 1998 (which expenditure has been made);

(d) paying to Mirko an aggregate $250,000 in cash, as follows: (i) $50,000 on or before June 15, 1999; (ii) $75,000 on or before June 15, 2000; and (iii) $125,000 on or before June 15, 2001.

Pursuant to the Underlying Agreements, the Pul, Sun and Star mineral claims are subject to a 3% net smelter return royalty payable to Cheni Resources Inc. of 1300, 40 University Avenue, Toronto, Ontario ("Cheni") as to a 2.85% interest and Meota Resources Corp. of 1701, 333 - 7th Avenue S.W., Calgary, Alberta ("Meota") as to a 0.15% interest, and the Skarn mineral claim is subject to a 3% net smelter return royalty payable to Mirko (collectively the "NSR"). Pursuant to the terms of the Underlying Agreements Tanuta has the option to purchase up to a maximum of two-thirds of the NSR (being a maximum 2% NSR) payable on the entire Property, by paying Mirko, or his designates or nominees, a total purchase price of up to $2,000,000. Pursuant to the Underlying Agreement, Mirko will pay Cheni and Meota any proceeds received therefrom, on a pro-rata basis and Mirko will not receive any consideration for the purchase by Tanuta of up to a 2% NSR on the Property.

Pursuant to the Underlying Agreement, Tanuta is obligated to contract the first $200,000 of exploration expenditure work programs to be conducted on the Property to John R. Poloni, B.Sc., P.Eng.

If Tanuta does not fulfill its obligations as set out above, the option shall terminate and Tanuta will forfeit to the Assignor any interest in the Agreement and Underlying Agreement free and clear of all encumbrances. Any monies already paid by Tanuta will be non-refundable.

To keep the Agreement and the Property in good standing Tanuta must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates as set out above.

                                  Schedule "B"

                                  Shareholders
                                  ------------

================================================================================
       Name of Tanuta Shareholder                No. of Tanuta Shares Owned
           Veronica Beckett                              2,500,000
           Vincenzo Marsella                             2,700,000
           Wagstall Developments Ltd.                    2,750,000
           Elvira Cusano                                 2,050,000
           Paolo Stinghi                                 1,000,010
================================================================================

Exhibit 6.2



THIS AGREEMENT made the 15th day of October, 1997.


BETWEEN:

       DWIGHT WEBB, of 321 Alberta Street,
       -----------
       New Westminster, British Columbia, V3L 3J4

       (hereinafter referred to as the "Assignor")

                                                               OF THE FIRST PART

AND:

       TANUTA VENTURES CORP., a British Columbia Company
       ---------------------
       having an office at 303 - 409 Granville Street,
       Vancouver, British Columbia

       (hereinafter referred to as the "Assignee")

                                                              OF THE SECOND PART


WHEREAS:

A. By agreement dated June 15, 1997 between the Assignor as the Optionee and John M. Mirko as the Optionor, (the "Underlying Agreement"), a copy of which is attached hereto as Schedule "A", the Assignor has the option to acquire certain properties and rights located in the Omineca Mining Division, in the Province of British Columbia more particularly described in the Underlying Agreement (the "Property") subject to a net smelter royalty of 3% payable to the Optionor (the "Royalty").

B. Pursuant to the Paragraph 4 Area of Interest clause contained in the Underlying Agreement, the Optionor has acquired a 4 post mineral claim consisting of 12 units, having tag number 219739. The claim, called the "Skarn" claim, is located in the Omineca Mining Division and expires on July 30, 1998. As a consequence of this, the Skarn claim forms a part of the Property.

C. The Assignor wishes to assign 100% of his right, title and interest in and to the Underlying Agreement and the Property to the Assignee in accordance with the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that:

1.      Representations and Warranties of the Assignor and the Assignee
        ---------------------------------------------------------------

1.1     The Assignor represents and warrants to the Assignee as follows:

(a) he is of the age of majority and has full power and authority to enter into this Agreement and any agreement referred to in or contemplated by this Agreement and to carry out and perform all of his obligations and duties hereunder;
(b) the Underlying Agreement is in good standing and the Assignor is not in default of any of his obligations thereunder;
(c) the Assignor has completed performance of his obligation to pay $30,000 to the Optionor pursuant to paragraphs 3 of the Underlying Agreement;
(d) the Property is in good standing under the laws of the Province of British Columbia;
(e) the Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;
(f) to the best of his knowledge, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof save for the Royalty;
(g) reclamation and rehabilitation of those parts of the Property which have been previously worked by the Assignor have been properly completed in compliance with all applicable laws and the Assignor hereby covenants and agrees to save the Assignee harmless from and against any loss, liability, claim, demand, damage, expense, injury or death arising out of or in connection with the operations or activities which were carried out on the Property by the Assignor prior to the date of this Agreement;
(h) to the best of his knowledge and belief after having made reasonable inquiries:

  (i) there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on in or under the Property or into the environment, except releases permitted or otherwise authorized by such law;
  (ii) no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of activities of the Owners or their predecessors in interest; and
  (iii) no toxic or hazardous substance or waste has been treated on or is now stored on the Property;
(j) no proceedings are pending for, and the Assignor is unaware of any basis for the institution of any proceedings leading to the placing of the Assignor in bankruptcy or subject to any other laws governing the affairs of insolvent person;
(k) the Assignor shall be liable and shall indemnify and save the Assignee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any covenant, representation or warranty contained in this Agreement. The Assingnor acknowledges and agrees that the Assignee has entered into this Agreement relying on the covenants, representations and warranties of this Agreement;
(l) the Assignor hereby agrees to defend at his sole cost and expense the rights of the Assignee under this Agreement against all persons whomsoever claiming or purporting to claim the same or any part thereof or any interest therein except as set forth in this Agreement; and
(m) the Assignor shall remain liable and indemnify the Assignee from and against any liability, loss, costs, claims or damages arising out of any matter or thing relating to the Assignor's interest hereby assigned occurring or arising prior to the date of this Agreement.

1.2     The Assignee represents and warrants to the Assignor as follows:

(a) it is a valid and subsisting corporation duly incorporated and in good standing with the Registrar of Companies for British Columbia with respect to the filing of annual returns;
(b) entering into this Agreement does not and will not conflict with and does not and will not result in a breach of any of the terms of its incorporating documents or any agreement or instrument to which the Assignee is a party;
(c) this Agreement has been authorized by all necessary corporate action on the part of the Assignee; and,
(d) no proceedings are pending for, and the Assignee is unaware of any basis for the institution of any proceedings leading to or the placing of the Assignee in bankruptcy or subject to any other laws governing the affairs of insolvent persons.

2.     Assignment Consideration
       ------------------------

2.1 In consideration of the payment of $30,000 and the issuance of 200,000 common shares (the "Shares") from treasury at a deemed price of $0.25 per share by the Assignee to the Assignor, the Assignor hereby transfers, grants, conveys and assigns to the Assignee 100% of his right, obligation, title and interest in and to the Underlying Agreement and the Property (the "Assignment") subject to the Royalty. The consideration shall be paid as follows:

(a) upon the execution of this Agreement, the Assignee will pay to the Assignor the sum of $30,000 by certified cheque or bank draft representing his out of pocket costs pursuant to the Underlying Agreement;
(b) on or before 10 business days of the date of the listing ("Listing") of the Assignee's common shares for trading on the Vancouver Stock Exchange (the

"Exchange") the Assignee shall issue 50,000 of the Shares from its treasury to the Assignor;
(c) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the first exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor;
(d) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the second exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor; and,
(e) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the third exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor.

2.2 The Assignor further acknowledges and agrees that, should any consideration payable pursuant to subparagraph 2.1 be outstanding and should the Assignee terminate the Underlying Agreement at any time, the Assignee shall not be obligated to deliver further consideration to the Assignor pursuant to this Agreement unless, at the date of termination of the Underlying Agreement, the conditions precedent to a particular share issuance have already been met and the Assignee has not yet issued the shares to the Assignor.

3.     Agreement to be Bound
       ---------------------

3.1 As a condition precedent to the Assignment contemplated in Paragraph 2, the Assignee hereby agrees to be bound by the terms and conditions of the Underlying Agreement as if it were an original signatory to same.

4.     General
       -------

4.1 Each of the parties covenants and agrees from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

4.2     All monetary references in this Agreement are to Canadian dollars.

4.3 This Agreement may not be altered orally but only by an agreement in writing signed by both parties.

4.4 This Agreement supersedes any other agreement or arrangement, whether oral or written existing prior to this Agreement between the parties in respect of the Property.

4.5     Time is of the essence of this Agreement.

4.6 Any notice to be required or permitted hereunder will be in writing and sent by delivery, facsimile transmission, or prepaid registered mail and deposited in a post office of Canada addressed to the party entitled to receive the same, or delivered to such party at the address specified above, or to such other address as either party may give to the other for that purpose. The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail, will be the third day after the same will have been so mailed, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt will be the date on which the notice, demand or other communication is actually received by the addressee.

4.7 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

4.8 Each of the parties agree to be responsible for their own respective legal expenses relating to this Agreement.

4.9 This Agreement will be governed by and interpreted and construed in accordance with the laws of British Columbia.

4.10 This Agreement may be executed by facsimile and in any number of counterparts each of which when delivered will be deemed to be an original and all of which together will constitute one document.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year first above written.


SIGNED, SEALED AND DELIVERED           )
by DWIGHT WEBB in the presence of:     )
                                       )
                                       )
---------------------------------------)
Witness                                )             /s/Dwight Webb
                                       )         --------------------------
                                       )               DWIGHT WEBB

---------------------------------------)
Address                                )
                                       )
                                       )
---------------------------------------)
                                       )
                                       )
---------------------------------------)
Occupation                             )



TANUTA VENTURES CORP.

Per        /s/Stuart McPherson
    --------------------------
          Authorized Signatory

                                   SCHEDULE "A"

THIS EARNING OPTION AGREEMENT made the   15   day of June 1997.
                                       ------

BETWEEN:

          John M. Mirko, Prospector of 541 Hermosa Avenue, North Vancouver, British Columbia, V7N 3C2

          (the "Optionor")

                                           OF THE FIRST PART

AND:

          Dwight Webb, of 321 Alberta Street, New Westminster, British Columbia, V3L 3J4

          (the "Optionee")

                                           OF THE SECOND PART

WHEREAS:

A. The Optionor is the legal and beneficial owner of those certain mineral claims situated in the Omineca Mining Division, British Columbia, more particularly described in Schedule "A" attached hereto (the "Property") free and clear of all liens, charges, and encumbrances other than a 3% net smelter return royalty more particularly described in schedule "B".

B. The Optionee wishes to acquire from the Optionor and the Optionor wishes to grant to the Optionee the absolute right and option to acquire a 100% interest in the Property on the terms and conditions hereinafter set forth.

NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the foregoing and of the mutual convenants and agreement herein contained herein the parties agree as follows:

1.  REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR
    ----------------------------------------------

    (a)  The Optionor represents and warrants to the Optionee that:

           i) the Optionor has full power and absolute authority and capacity to enter into this Agreement and to carry out the transactions contemplated herein;

          ii) the Optionor is the beneficial owner of the Property free and clear of all liens, charges, and claims of others, and no taxes or rentals are due in respect of any thereof, except for the 3.0% net smelter return royalty as described in schedule "B" attached hereto. The Property has been duly and validly located and recorded pursuant to the laws of the Province of British Columbia until the dates set opposite the Claim Numbers in Schedule "A" hereto.

         iii) there is no adverse claim or challenge against or to the ownership to or title of the Property nor to the knowledge of the Optionor is there any basis thereof, and there are no outstanding agreements to acquire or purchase the Property or any portion thereof, other than the attached royalty as described in schedule "B".

          iv) the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or Agreements contained herein, or constitute a default, under the provisions of any agreement or other instrument whatsoever to which the Optionor is a party or by which it or the Property may be subject.

           v) no proceedings are pending for; and the Optionor is unaware of any basis for the institution of any proceedings leading to the placing of the Optionor in bankruptcy;

    (b) The representations and warranties of the Optionor hereinbefore set out are conditions upon which the Optionee has relied in entering into this Agreement and shall survive the acquisition of any interest in the Property by the Optionee.

    (c) The Optionor shall be liable and shall indemnify and save the Optionee harmless from all loss, damage, costs, actions, and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in the Agreement. The Optionor acknowledges and agrees that the Optionee has entered into the Agreement relying on the warranties and representation and other terms and condition of the Agreement. In addition to any other remedies it may pursue, the Optionee may deduct the amount of any such loss or damage from any payable by it to the Optionor hereunder.

2.  REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE
    ----------------------------------------------

    The Optionee represents and warrants to the Optionor that it has full power and absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated hereby.

3.  EARNING OPTION
    --------------

    In consideration of the payment of $30,000.00 by the Optionee to the Optioner, the Optionor hereby gives and grants to the Optionee the sole and exclusive right and option to earn 100% right, title, and interest to the mineral claims.

    The option shall terminate unless;

    (a) within one year of the earning option agreement date ("effective Date"), the Optionee spends no less than $75,000.00 on recommended exploration work on the claims.
    (b) within two years of the effective date or if the option is held by a company, the date the companies shares are called for trading on a stock exchange, whichever is sooner, the Optionee pays a further $50,000.00 to the Optionor, and
    (c) within one year of the previous payment stated above in subsection 3.b.), the Optionee makes an additional payment of $75,000.00 and
    (d) within one year of the previous payment stated above in section 3.c.), the Optionee makes an additional final payment of $125,000.00

All the above payments (totaling $280,000.00) may be made by issuing free trading shares in lieu of the cash on the basis-of a ten day previous trading price average.

The Optionee acknowledges that the property is encumbered by a 3.0% net smelter return royalty payable quarterly as defined in schedule "B" attached hereto.

The Optionee has the further option to purchase 2/3 of the net smelter return royalty (being 2%) by paying the Optionor or his designates or nominees, $2,000,000.00.

4.  AREA OF INTEREST
    ----------------

    If at any time during the subsistence of this Agreement either party stakes or otherwise acquires, directly or indirectly, any right to or interest in any mineral claim license, lease, grant, concession, permit, patent, of other mineral property located wholly or partly within one kilometer of the external perimeter of the Property, it will become part of the property subject to this agreement.

5.  This agreement is fully assignable by either party.

6. Time is of the essence of this Agreement and each and every provisio hereof.

7. The parties shall do such further acts and execute such further and other documents as may be necessary to carry out the true intent and purpose of this Agreement fully and effectively, including recording a Bill Of Sale with the British Columbia Government for the purpose of conducting the work on the property and exercising the option. Should the option not be exercised by the Optionee, the Optionee shall file a Bill of Sale with the British Columbia Government assigning all (100%) interest back to the Optionor.

8.  This agreement constitutes the entire agreement between the parties.

9. This Agreement shall enure to the benefit of and be binding upon the parties, their respective heirs, executors, administrators, successors and assigns.

10. Any notice required to be given under this agreement shall be deemed to be well and sufficiently given if delivered of if mailed by registered mail, (save and except during the period of any interruptions in the normal postal service when notice shall be given by delivery), to the address of the parties first written above and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the third business day after the date of the mailing thereof. Either address for the purpose of this Paragraph may be changed upon the giving of notice of such change by one Party to the other in accordance with Paragraph.

11. The Optionee shall file sufficient assessment work or otherwise keep the property in good standing until March 26h, 2000.

12. The Optionee agrees he will contract the first $200,000.00 of the property work programs under management consulting contact to John R. Poloni & Associates Ltd.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written unless mutually agreed otherwise.

SIGNED SEALED AND
DELIVERED by John Mirko in the presence of

/s/ MOHAN R. VISLIMIRI                      )
--------------------------------------------)
(Signature of witness)                      )
                                                    /s/ JOHN M. MIRKO
                                                    ----------------------------
MOHAN R. VISLIMIRI                                  JOHN M. MIRKO
--------------------------------------------)
(Name of witness - please print)


AND:

SIGNED SEALED AND DELIVERED by:
            in the presence of:
                                            )
                                            )       /s/ DWIGHT WEBB
--------------------------------------------)       ----------------------------
(Signature of witness)                              DWIGHT WEBB
                                            )
                                            )
--------------------------------------------)
(Name of witness - please print)

                                        SCHEDULE"A"
                                        -----------

               The following are the mineral claims described as the Property.

CLAIM NAME.         RECORD NO.          NO. OF UNITS.          EXPIRY DATE.
-----------         ----------          -------------          ------------
PUL                   238309                   12            August 15TH- 1997.
SUN                   238411                    8            March 26TH, 1998.
STAR                  238410                   15            March 26" 1998.


--------------------------------------------------------------------------------

                                        SCHEDULE"B"
                                        -----------

                             DEFINITION OF NET SMELTER RETURN

        Net smelter returns as herein referred to shall be defined as the net amount shown due by the smelter or other place of sale as indicated by its returns or settlement sheets, after payment of all freight charges from the shipping point to the smelter or other place of sale and after deduction of all other proper treatment charges at such smelter or other place of sale without any other deductions whatsoever except royalty payments payable to either the Government of British Columbia or the Government of Canada, payable quarterly.



             --------------------------------------------------

Exhibit 6.3

       THIS AMENDMENT AGREEMENT made as of the 20th day of January, 1998.


BETWEEN:
              JOHN M. MIRKO, of
              -------------
              541 Hermosa Avenue
              N. Vancouver, British Columbia, V7N 3C2

              (the "Optionor")

                                                               OF THE FIRST PART

AND:
              DWIGHT WEBB, of
              -----------
              321 Alberta Street
              New Westminster, British Columbia, V3L 3J4

              (the "Optionee")

                                                              OF THE SECOND PART

AND:
              TANUTA VENTURES CORP., a British Columbia company
              ---------------------
              having its registered and records office at 1750 - 750 West Pender Street, Vancouver, B.C., V6C 2T8

              (the "Assignee")
                                                               OF THE THIRD PART
WHEREAS:

            The Optionor and Optionee entered into an earning option agreement (the "Agreement") dated June 15, 1997, a copy of which is attached hereto as Schedule "A";

B. The Optionee and Assignee entered into an assignment agreement concerning the Agreement dated October 15, 1997;

C. The parties wish to amend the Agreement in order to clarify the 3% net smelter return royalty payable on the Property, more particularly described in Schedule "B" to the Agreement.

D. The parties also wish to amend the Agreement in order to clarify the property payments to the Optionor set out in section 3, headed Earning Option, of the Agreement.

            NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants and undertakings hereinafter contained, the parties hereto have agreed and do hereby agree as follows:

1. The Optionor acknowledges and agrees and the Optionee and Assignee acknowledge that the 3% net smelter return royalty (the Net Smelter Royalty) payable to the Optionor pursuant Paragraph 3 of the Agreement with respect to the Pul, Sun and Star mineral claims is for the purpose of payment by the Optionor to Cheni Resources Inc. ("Cheni") as to a 2.85% interest and Meota Resources Corp. ("Meota") as to a 0.15% interest, pursuant to an underlying agreement between the Optionor, Cheni and Meota.

2. The Optionor covenants and agrees to pay Cheni and Meota any proceeds received from the Net Smelter Royalty with respect to the Pul, Sun and Star mineral claims, on a pro-rata basis or agrees to direct the Optionee to make such payments directly to Cheni and Meota.

3. The Optionee and Assignee further acknowledge that the Skarn mineral claim, which was acquired subsequent to the Agreement and is considered part of the Property pursuant to the area of interest clause contained in Paragraph 4 of the Agreement, is also encumbered by a 3% net smelter return royalty in favour of the Optionor alone.

4. The Optionor has been granted the right by Cheni and Meota to purchase up to a maximum of two-thirds of the Net Smelter Royalty (being a maximum 2% net smelter return royalty) on the Pul, Sun and Star claims for a total price of up to $2,000,000. The Optionee has been granted the right to purchase up to two-thirds of the Net Smelter Royalty (being a maximum 2% net smelter return royalty) payable on the entire Property, by paying the Optionor, or his designates or nominees, a total price of up to $2,000,000.

5. In the event that the Optionee purchases up to two-thirds of the Net Smelter Royalty payable on the Property, pursuant to Paragraph 4 of the Agreement, the Optionor covenants and agrees to pay Cheni and Meota any proceeds received therefrom, on a pro-rata basis. The Optionor acknowledges and agrees that he will not receive any consideration for the purchase by the Optionee of the 2% net smelter return royalty on the Skarn property.

6. The parties wish to clarify the payments to be made pursuant to section 3, headed Earning Option, of the Agreement, as follows:

   (a) the Optionor acknowledges receipt of payment of the initial $30,000 cash payment by the Optionee;

   (b) in order to fully exercise the Option, the Optionee agrees to pay the Optionor an additional aggregate $250,000 in cash as follows:

     (i) pay the Optionor $50,000 in cash on or before June 15, 1999;

    (ii) pay the Optionor a further $75,000 in cash on or before June 15, 2000; and

   (iii) pay the Optionor a further $125,000 in cash on or before June 15, 2001.

       The parties hereto acknowledge and agree that there will be no longer be an election to issue shares to the Optionor in lieu of cash.

7. Save for the amendments provided for herein, which are hereby deemed to be merged with the Agreement, the terms, conditions and schedules of the Agreement shall remain in full force and effect.

          IN WITNESS WHEREOF the parties hereto have executed this Amendment Agreement as of the day and year first above written.


SIGNED, SEALED AND DELIVERED             )
by JOHN M. MIRKO in the presence of:     )
                                         )
/s/ B. Lawrynowicz                       )     /s/ John M. Mirko
-----------------------------------------      ---------------------------------
Print Name                               )     JOHN M. MIRKO
                                         )
418-1027 Davie St., Van., B.C.           )
-----------------------------------------)
Address                                  )
                                         )

SIGNED, SEALED AND DELIVERED             )
by DWIGHT WEBB in the presence of:       )
                                         )
                                         )     /s/ Dwight Webb
-----------------------------------------      ---------------------------------
Print Name                               )     DWIGHT WEBB
                                         )
                                         )
-----------------------------------------
Address                                  )
                                         )

TANUTA VENTURES CORP.

Per: /s/ Stuart McPherson
-----------------------------------------
     Authorized Signatory

                         Schedule A

THIS AGREEMENT made the 15th day of October, 1997.


BETWEEN:

       DWIGHT WEBB, of 321 Alberta Street,
       -----------
       New Westminster, British Columbia, V3L 3J4

       (hereinafter referred to as the "Assignor")

                                                               OF THE FIRST PART

AND:

       TANUTA VENTURES CORP., a British Columbia Company
       ---------------------
       having an office at 303 - 409 Granville Street,
       Vancouver, British Columbia

       (hereinafter referred to as the "Assignee")

                                                              OF THE SECOND PART


WHEREAS:

A. By agreement dated June 15, 1997 between the Assignor as the Optionee and John M. Mirko as the Optionor, (the "Underlying Agreement"), a copy of which is attached hereto as Schedule "A", the Assignor has the option to acquire certain properties and rights located in the Omineca Mining Division, in the Province of British Columbia more particularly described in the Underlying Agreement (the "Property") subject to a net smelter royalty of 3% payable to the Optionor (the "Royalty").

B. Pursuant to the Paragraph 4 Area of Interest clause contained in the Underlying Agreement, the Optionor has acquired a 4 post mineral claim consisting of 12 units, having tag number 219739. The claim, called the "Skarn" claim, is located in the Omineca Mining Division and expires on July 30, 1998. As a consequence of this, the Skarn claim forms a part of the Property.

C. The Assignor wishes to assign 100% of his right, title and interest in and to the Underlying Agreement and the Property to the Assignee in accordance with the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that:

1.      Representations and Warranties of the Assignor and the Assignee
        ---------------------------------------------------------------

1.1     The Assignor represents and warrants to the Assignee as follows:

(a) he is of the age of majority and has full power and authority to enter into this Agreement and any agreement referred to in or contemplated by this Agreement and to carry out and perform all of his obligations and duties hereunder;
(b) the Underlying Agreement is in good standing and the Assignor is not in default of any of his obligations thereunder;
(c) the Assignor has completed performance of his obligation to pay $30,000 to the Optionor pursuant to paragraphs 3 of the Underlying Agreement;
(d) the Property is in good standing under the laws of the Province of British Columbia;
(e) the Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;
(f) to the best of his knowledge, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof save for the Royalty;
(g) reclamation and rehabilitation of those parts of the Property which have been previously worked by the Assignor have been properly completed in compliance with all applicable laws and the Assignor hereby covenants and agrees to save the Assignee harmless from and against any loss, liability, claim, demand, damage, expense, injury or death arising out of or in connection with the operations or activities which were carried out on the Property by the Assignor prior to the date of this Agreement;
(h) to the best of his knowledge and belief after having made reasonable inquiries:

  (i) there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on in or under the Property or into the environment, except releases permitted or otherwise authorized by such law;
  (ii) no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of activities of the Owners or their predecessors in interest; and
  (iii) no toxic or hazardous substance or waste has been treated on or is now stored on the Property;
(j) no proceedings are pending for, and the Assignor is unaware of any basis for the institution of any proceedings leading to the placing of the Assignor in bankruptcy or subject to any other laws governing the affairs of insolvent person;
(k) the Assignor shall be liable and shall indemnify and save the Assignee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any covenant, representation or warranty contained in this Agreement. The Assingnor acknowledges and agrees that the Assignee has entered into this Agreement relying on the covenants, representations and warranties of this Agreement;
(l) the Assignor hereby agrees to defend at his sole cost and expense the rights of the Assignee under this Agreement against all persons whomsoever claiming or purporting to claim the same or any part thereof or any interest therein except as set forth in this Agreement; and
(m) the Assignor shall remain liable and indemnify the Assignee from and against any liability, loss, costs, claims or damages arising out of any matter or thing relating to the Assignor's interest hereby assigned occurring or arising prior to the date of this Agreement.

1.2     The Assignee represents and warrants to the Assignor as follows:

(a) it is a valid and subsisting corporation duly incorporated and in good standing with the Registrar of Companies for British Columbia with respect to the filing of annual returns;
(b) entering into this Agreement does not and will not conflict with and does not and will not result in a breach of any of the terms of its incorporating documents or any agreement or instrument to which the Assignee is a party;
(c) this Agreement has been authorized by all necessary corporate action on the part of the Assignee; and,
(d) no proceedings are pending for, and the Assignee is unaware of any basis for the institution of any proceedings leading to or the placing of the Assignee in bankruptcy or subject to any other laws governing the affairs of insolvent persons.

2.     Assignment Consideration
       ------------------------

2.1 In consideration of the payment of $30,000 and the issuance of 200,000 common shares (the "Shares") from treasury at a deemed price of $0.25 per share by the Assignee to the Assignor, the Assignor hereby transfers, grants, conveys and assigns to the Assignee 100% of his right, obligation, title and interest in and to the Underlying Agreement and the Property (the "Assignment") subject to the Royalty. The consideration shall be paid as follows:

(a) upon the execution of this Agreement, the Assignee will pay to the Assignor the sum of $30,000 by certified cheque or bank draft representing his out of pocket costs pursuant to the Underlying Agreement;
(b) on or before 10 business days of the date of the listing ("Listing") of the Assignee's common shares for trading on the Vancouver Stock Exchange (the "Exchange") the Assignee shall issue 50,000 of the Shares from its treasury to the Assignor;
(c) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the first exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor;
(d) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the second exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor; and,
(e) on or before 10 business days after the date on which the Exchange accepts for filing an engineering report describing the third exploration program by the Assignee on the Property since Listing and recommending further work, the Assignee shall issue a further 50,000 of the Shares from its treasury to the Assignor.

2.2 The Assignor further acknowledges and agrees that, should any consideration payable pursuant to subparagraph 2.1 be outstanding and should the Assignee terminate the Underlying Agreement at any time, the Assignee shall not be obligated to deliver further consideration to the Assignor pursuant to this Agreement unless, at the date of termination of the Underlying Agreement, the conditions precedent to a particular share issuance have already been met and the Assignee has not yet issued the shares to the Assignor.

3.     Agreement to be Bound
       ---------------------

3.1 As a condition precedent to the Assignment contemplated in Paragraph 2, the Assignee hereby agrees to be bound by the terms and conditions of the Underlying Agreement as if it were an original signatory to same.

4.     General
       -------

4.1 Each of the parties covenants and agrees from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

4.2     All monetary references in this Agreement are to Canadian dollars.

4.3 This Agreement may not be altered orally but only by an agreement in writing signed by both parties.

4.4 This Agreement supersedes any other agreement or arrangement, whether oral or written existing prior to this Agreement between the parties in respect of the Property.

4.5     Time is of the essence of this Agreement.

4.6 Any notice to be required or permitted hereunder will be in writing and sent by delivery, facsimile transmission, or prepaid registered mail and deposited in a post office of Canada addressed to the party entitled to receive the same, or delivered to such party at the address specified above, or to such other address as either party may give to the other for that purpose. The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail, will be the third day after the same will have been so mailed, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt will be the date on which the notice, demand or other communication is actually received by the addressee.

4.7 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

4.8 Each of the parties agree to be responsible for their own respective legal expenses relating to this Agreement.

4.9 This Agreement will be governed by and interpreted and construed in accordance with the laws of British Columbia.

4.10 This Agreement may be executed by facsimile and in any number of counterparts each of which when delivered will be deemed to be an original and all of which together will constitute one document.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year first above written.


SIGNED, SEALED AND DELIVERED           )
by DWIGHT WEBB in the presence of:     )
                                       )
                                       )
---------------------------------------)
Witness                                )             /s/Dwight Webb
                                       )         --------------------------
                                       )               DWIGHT WEBB

---------------------------------------)
Address                                )
                                       )
                                       )
---------------------------------------)
                                       )
                                       )
---------------------------------------)
Occupation                             )



TANUTA VENTURES CORP.

Per        /s/Stuart McPherson
    --------------------------
          Authorized Signatory

                                   SCHEDULE "A"

THIS EARNING OPTION AGREEMENT made the   15   day of June 1997.
                                       ------

BETWEEN:

          John M. Mirko, Prospector of 541 Hermosa Avenue, North Vancouver, British Columbia, V7N 3C2

          (the "Optionor")

                                           OF THE FIRST PART

AND:

          Dwight Webb, of 321 Alberta Street, New Westminster, British Columbia, V3L 3J4

          (the "Optionee")

                                           OF THE SECOND PART

WHEREAS:

A. The Optionor is the legal and beneficial owner of those certain mineral claims situated in the Omineca Mining Division, British Columbia, more particularly described in Schedule "A" attached hereto (the "Property") free and clear of all liens, charges, and encumbrances other than a 3% net smelter return royalty more particularly described in schedule "B".

B. The Optionee wishes to acquire from the Optionor and the Optionor wishes to grant to the Optionee the absolute right and option to acquire a 100% interest in the Property on the terms and conditions hereinafter set forth.

NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the foregoing and of the mutual convenants and agreement herein contained herein the parties agree as follows:

1.  REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR
    ----------------------------------------------

    (a)  The Optionor represents and warrants to the Optionee that:

           i) the Optionor has full power and absolute authority and capacity to enter into this Agreement and to carry out the transactions contemplated herein;

          ii) the Optionor is the beneficial owner of the Property free and clear of all liens, charges, and claims of others, and no taxes or rentals are due in respect of any thereof, except for the 3.0% net smelter return royalty as described in schedule "B" attached hereto. The Property has been duly and validly located and recorded pursuant to the laws of the Province of British Columbia until the dates set opposite the Claim Numbers in Schedule "A" hereto.

         iii) there is no adverse claim or challenge against or to the ownership to or title of the Property nor to the knowledge of the Optionor is there any basis thereof, and there are no outstanding agreements to acquire or purchase the Property or any portion thereof, other than the attached royalty as described in schedule "B".

          iv) the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or Agreements contained herein, or constitute a default, under the provisions of any agreement or other instrument whatsoever to which the Optionor is a party or by which it or the Property may be subject.

           v) no proceedings are pending for; and the Optionor is unaware of any basis for the institution of any proceedings leading to the placing of the Optionor in bankruptcy;

    (b) The representations and warranties of the Optionor hereinbefore set out are conditions upon which the Optionee has relied in entering into this Agreement and shall survive the acquisition of any interest in the Property by the Optionee.

    (c) The Optionor shall be liable and shall indemnify and save the Optionee harmless from all loss, damage, costs, actions, and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in the Agreement. The Optionor acknowledges and agrees that the Optionee has entered into the Agreement relying on the warranties and representation and other terms and condition of the Agreement. In addition to any other remedies it may pursue, the Optionee may deduct the amount of any such loss or damage from any payable by it to the Optionor hereunder.

2.  REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE
    ----------------------------------------------

    The Optionee represents and warrants to the Optionor that it has full power and absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated hereby.

3.  EARNING OPTION
    --------------

    In consideration of the payment of $30,000.00 by the Optionee to the Optioner, the Optionor hereby gives and grants to the Optionee the sole and exclusive right and option to earn 100% right, title, and interest to the mineral claims.

    The option shall terminate unless;

    (a) within one year of the earning option agreement date ("effective Date"), the Optionee spends no less than $75,000.00 on recommended exploration work on the claims.
    (b) within two years of the effective date or if the option is held by a company, the date the companies shares are called for trading on a stock exchange, whichever is sooner, the Optionee pays a further $50,000.00 to the Optionor, and
    (c) within one year of the previous payment stated above in subsection 3.b.), the Optionee makes an additional payment of $75,000.00 and
    (d) within one year of the previous payment stated above in section 3.c.), the Optionee makes an additional final payment of $125,000.00

All the above payments (totaling $280,000.00) may be made by issuing free trading shares in lieu of the cash on the basis-of a ten day previous trading price average.

The Optionee acknowledges that the property is encumbered by a 3.0% net smelter return royalty payable quarterly as defined in schedule "B" attached hereto.

The Optionee has the further option to purchase 2/3 of the net smelter return royalty (being 2%) by paying the Optionor or his designates or nominees, $2,000,000.00.

4.  AREA OF INTEREST
    ----------------

    If at any time during the subsistence of this Agreement either party stakes or otherwise acquires, directly or indirectly, any right to or interest in any mineral claim license, lease, grant, concession, permit, patent, of other mineral property located wholly or partly within one kilometer of the external perimeter of the Property, it will become part of the property subject to this agreement.

5.  This agreement is fully assignable by either party.

6. Time is of the essence of this Agreement and each and every provision hereof.

7. The parties shall do such further acts and execute such further and other documents as may be necessary to carry out the true intent and purpose of this Agreement fully and effectively, including recording a Bill Of Sale with the British Columbia Government for the purpose of conducting the work on the property and exercising the option. Should the option not be exercised by the Optionee, the Optionee shall file a Bill of Sale with the British Columbia Government assigning all (100%) interest back to the Optionor.

8.  This agreement constitutes the entire agreement between the parties.

9. This Agreement shall enure to the benefit of and be binding upon the parties, their respective heirs, executors, administrators, successors and assigns.

10. Any notice required to be given under this agreement shall be deemed to be well and sufficiently given if delivered of if mailed by registered mail, (save and except during the period of any interruptions in the normal postal service when notice shall be given by delivery), to the address of the parties first written above and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the third business day after the date of the mailing thereof. Either address for the purpose of this Paragraph may be changed upon the giving of notice of such change by one Party to the other in accordance with Paragraph.

11. The Optionee shall file sufficient assessment work or otherwise keep the property in good standing until March 26h, 2000.

12. The Optionee agrees he will contract the first $200,000.00 of the property work programs under management consulting contact to John R. Poloni & Associates Ltd.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written unless mutually agreed otherwise.

SIGNED SEALED AND
DELIVERED by John Mirko in the presence of

/s/ MOHAN R. VISLIMIRI                      )
--------------------------------------------)
(Signature of witness)                      )
                                                    /s/ JOHN M. MIRKO
                                                    ----------------------------
MOHAN R. VISLIMIRI                                  JOHN M. MIRKO
--------------------------------------------)
(Name of witness - please print)


AND:

SIGNED SEALED AND DELIVERED by:
            in the presence of:
                                            )
                                            )       /s/ DWIGHT WEBB
--------------------------------------------)       ----------------------------
(Signature of witness)                              DWIGHT WEBB
                                            )
                                            )
--------------------------------------------)
(Name of witness - please print)

                                        SCHEDULE"A"
                                        -----------

               The following are the mineral claims described as the Property.

CLAIM NAME.         RECORD NO.          NO. OF UNITS.          EXPIRY DATE.
-----------         ----------          -------------          ------------
PUL                   238309                   12            August 15TH- 1997.
SUN                   238411                    8            March 26TH, 1998.
STAR                  238410                   15            March 26" 1998.


--------------------------------------------------------------------------------

                                        SCHEDULE"B"
                                        -----------

                             DEFINITION OF NET SMELTER RETURN

        Net smelter returns as herein referred to shall be defined as the net amount shown due by the smelter or other place of sale as indicated by its returns or settlement sheets, after payment of all freight charges from the shipping point to the smelter or other place of sale and after deduction of all other proper treatment charges at such smelter or other place of sale without any other deductions whatsoever except royalty payments payable to either the Government of British Columbia or the Government of Canada, payable quarterly.



             --------------------------------------------------

      THIS AMENDMENT AGREEMENT made as of the 15th day of August, 2000.


BETWEEN:
              JOHN M. MIRKO, of
              -------------
              541 Hermosa Avenue
              N. Vancouver, British Columbia, V7N 3C2

              (the "Optionor")

                                                               OF THE FIRST PART

AND:
              DWIGHT WEBB, of
              -----------
              321 Alberta Street
              New Westminster, British Columbia, V3L 3J4

              (the "Optionee")

                                                              OF THE SECOND PART

AND:
              TANUTA VENTURES CORP., a British Columbia company
              ---------------------
              having its registered and records office at 1750 - 750 West Pender Street, Vancouver, B.C., V6C 2T8

              (the "Assignee")
                                                               OF THE THIRD PART
WHEREAS:

A. The Optionor and Optionee entered into an earning option agreement (the "Agreement") dated June 15, 1997.

B. The Optionee and Assignee entered into an assignment agreement concerning the Agreement dated October 15, 1997;

C. Subsequently, the Optionor, Optionee and Assignee entered into an amended agreement ("Amendment Agreement") dated January 20, 1998, which clarified certain terms of the Agreement, a copy of which is attached hereto as Schedule "A";

D. The parties have agreed to make certain amendments to the Amendment Agreement, in order to amend the consideration payable to the Optionor.

           NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the payment of $5,000 by the Assignee to the Optionor and of the premises and of the mutual covenants and undertakings hereinafter contained, the parties hereto have agreed and do hereby agree as follows:

1. The parties wish to amend the payments to be made pursuant to the Amendment Agreement as follows:

     (a) the Optionor acknowledges receipt of payment of the initial $30,000 cash payment by the Optionee and the $5,000 for this Agreement;

     (b) in order to fully exercise the Option, the Assignee agrees to pay the Optionor an additional aggregate $250,000 in cash as follows:

       (i) pay the Optionor $50,000 on or before December 15, 2001;

      (ii) pay the Optionor a further $75,000 on or before December 15, 2002;
           and

     (iii) pay the Optionor a further $125,000 on or before December 15, 2003.

2. Save for the amendments provided for herein, which are hereby deemed to be merged with the Amendment Agreement, the terms, conditions and schedules of the Amendment Agreement shall remain in full force and effect.

3. The parties agree that the governing law of this amendment agreement will be British Columbia.

4. This amendment agreement may be executed in counterpart such that the compilation of separate signature pages will constitute an executed agreement. This amendment agreement may be validly executed by the delivery of signed signature pages by facsimile.

            IN WITNESS WHEREOF the parties hereto have executed this amendment agreement as of the day and year first above written.


SIGNED, SEALED AND DELIVERED             )
by JOHN M. MIRKO in the presence of:     )
                                         )
/s/ Alfredo De Lucrezia                  )     /s/ John M. Mirko
-----------------------------------------      ---------------------------------
Print Name                               )     JOHN M. MIRKO

1059 Ross Rd., N. Van., B.C.             )
-----------------------------------------)
Address                                  )
                                         )

SIGNED, SEALED AND DELIVERED             )
by DWIGHT WEBB in the presence of:       )
                                         )
Dwight Webb                              )     /s/ Dwight Webb
-----------------------------------------      ---------------------------------
Print Name                               )     DWIGHT WEBB
                                         )
321 Alberta Street                       )
New Westminster, B.C.
-----------------------------------------
Address                                  )
                                         )

TANUTA VENTURES CORP.

Per: /s/ Alfredo De Lucrezia
-----------------------------------------
Authorized Signatory

Exhibit 6.4

THIS MANAGEMENT AGREEMENT is effective as of the 1st day of November, 1998.


BETWEEN:

             TANUTA VENTURES CORP., a company duly
             --------------------
             incorporated under the laws of the Province of British Columbia, having its Registered and Records Office at 1750 - 750 West Pender Street,
             Vancouver, British Columbia

             (hereinafter referred to as the "Company")

                                                                  THE FIRST PART

AND:

             ALFREDO DE LUCREZIA, a businessman of
             -------------------
             314 - 837 West Hastings Street
             Vancouver, British Columbia
             V6C 1B6

             (hereinafter referred to as the "Contractor")

                                                                 THE SECOND PART

     WHEREAS:

A. The Company is involved in the business of acquiring and developing natural resource properties.

B. The Company desires to retain the Contractor to look after general Company administration and control and the Contractor has agreed to look after general Company administration and control pursuant to the terms of this Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

                            Duties of the Contractor
                            ------------------------

1. The Contractor shall look after general Company administration and control pursuant to the terms and conditions of this Agreement.

2.  The Contractor shall provide the following services to the Company:

    (a) administration of the day to day affairs of the Company and any subsidiary;

    (b) providing liaison with the Company's auditors, accountants and lawyers;

    (c) developing financial plans for actual or proposed exploration and development of resource properties of the Company, and any subsidiary.

    (d) aiding in the negotiating and concluding of acquisitions of resource properties worthy of exploration;

    (e) negotiating and concluding future financings of the Company as required from time to time to carry out those matters referred to in clauses (c) and (d), all such services for which the Contractor shall be responsible to the Company's Board of Directors; and

    (f) co-ordinating the dissemination of news of the Company to the public and to shareholders of the Company.

3. The Contractor agrees that he shall, during the continuance of this Agreement, provide sufficient time to the business of the Company, and to any subsidiary of the Company, for the performance of the said services faithfully, diligently, to the best of his abilities and in the best interests of the Company.

4. The term subsidiary as used herein means any company or companies of which more than fifty per cent of the outstanding shares carrying votes at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such company or companies) are for the time being owned by or held for the Company and/or any other company in like relation to the Company and include any company in like relation to the subsidiary.

                             Term of this Agreement
                             ----------------------

5. The term of this Agreement shall be renewable yearly commencing on the 1st day of November, 1998.

6. Provided the Contractor is not in default hereunder, this agreement shall automatically renew for a further one (1) year term, and shall successively renew for further one (1) year terms, unless the Contractor or the Company shall give to the other party thirty (30) days notice of non-renewal, in which case it shall terminate.

7. This Agreement may be terminated by the Contractor, without cause, by the giving of Sixty (60) days notice.

                         Compensation to the Contractor
                         ------------------------------

8. For the Contractor's services under this Agreement, the Company shall pay the Contractor a fee in the amount of $2,500 per month. In addition the Company shall issue to the Contractor Stock Options granting the Contractor the right to purchase shares of the Company.

9. In addition to the payment of the fee, the Company shall reimburse the Contractor for all expenses actually and properly incurred by the Contractor on behalf of the Company in carrying out his duties and performing his functions under this Agreement and for all such expenses the Contractor shall furnish statements and vouchers to the Company prior to reimbursement.

                         Restrictions on the Contractor
                         ------------------------------

10. The Company is aware that the Contractor has now and will continue to provide management services to other companies and the Company recognizes that these companies will require a certain portion of the Contractor's employees' time. The Company agrees that the Contractor may continue to provide services to such outside interests, provided that such interests do not conflict with his duties under this Agreement.

11. The Contractor shall not, except as authorized or required by his duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company or of its subsidiary which may come to his knowledge during the term of this Agreement and shall keep in complete secrecy all confidential information entrusted to him and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company's business or may be likely so to do. This restriction shall continue to apply after the termination of this Agreement without limit in point of time but shall cease to apply to information or knowledge which may come into the public domain.

                           Reporting by the Contractor
                           ---------------------------

12. At least once in every month, the Contractor shall provide to each Director such information concerning the Company's businesses and activities for the previous month as the Directors may reasonably require.

                                   Termination
                                   -----------

13. This Agreement may be terminated forthwith by the Company without prior notice if, at any time, the Contractor, while in the performance of his duties:

     (a) commits a material breach of a provision of this Agreement;

     (b) is unable or unwilling to perform the duties under this Agreement;

     (c) commits fraud or serious neglect or misconduct in the discharge of his duties hereunder; or

     (d) becomes bankrupt or makes any arrangement or compromise with his creditors.

14. The Company may terminate this Agreement with cause upon giving the Contractor thirty (30) days' notice and the Contractor may terminate this Agreement with cause upon giving the Company thirty (30) days' notice.

                                   Assignment
                                   ----------

15. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

                                     General
                                     -------

16.  Time shall be of the essence of this Agreement.

17. The parties hereto agree from time to time after the execution hereof to make, do, execute or cause or permit to be made, done or executed all such further and other lawful acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

18. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

19.  The following rules shall be applied in interpreting this Agreement:

     (a) this Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns;

     (b) any reference herein to the Company or the Contractor shall include their heirs, executors, administrators, successors and assigns;

     (c) if any provision of this Agreement or any part thereof shall be found or determined to be invalid it shall be severable from this Agreement and the remainder of this Agreement shall be construed as if such invalid provision or part has been deleted from this Agreement;

     (d) this Agreement and all matters arising thereunder shall be governed by the laws of British Columbia and all disputes arising under this Agreement shall be referred to a court of British Columbia; and

     (e) in this Agreement all reference to the singular shall be construed to include the plural where the context so permits, the masculine to include the feminine and neuter gender and where necessary a body corporate and vice versa.

20. Any notice, direction or instrument required or permitted to be given hereunder shall be given in writing and be mailed, postage prepaid or delivered by one party to the other at the addresses first herein appearing. Any notice, direction or other instrument aforesaid if delivered shall be deemed to be given or made on the day on which it was delivered or if mailed, shall be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there shall be a postal strike, slow down or other labour dispute which may affect the delivery of such notice through the mail between the time of mailing and the actual receipt of notice then such notice shall only be effective if actually delivered. Any party may, from time to time, give notice of any change of its respective address and, in such event, the address of such party shall be deemed to be changed accordingly.

     IN WITNESS WHEREOF the common seal of the Company and the Contractor was hereunto affixed in the presence of its proper officers duly authorized in that behalf as of the day, month and year first above written.


TANUTA VENTURES CORP.

Per: /s/ Maurizio Grande
     ------------------------------------------
     Authorized Signatory

SIGNED, SEALED AND DELIVERED                   )
by ALFREDO DE LUCREZIA in the presence of:     )
                                               )
                                               )     /s/ Alfredo De Lucrezia
-----------------------------------------------      ---------------------------
Print Name                                     )     ALFREDO DE LUCREZIA
                                               )
-----------------------------------------------)
Address                                        )
                                               )

Exhibit 10.1

CERTIFICATE

I, J.H. Montgomery, of Vancouver, British Columbia hereby certify that:

1 I am a consulting geological engineer and reside at 4037 W. 15th Avenue, Vancouver, B.C.

2. I am a graduate of the University of British Columbia: B.Sc in 1959, M.Sc. in 1960 and Ph.D. in 1967.

3.     I have practiced my profession since 1959.

4. I am a member of the Association of Professional Engineers of the Province of British Columbia and of Yukon Territory and am a member of the Advisory Board for the Canadian Institute of Gemmology.

5. This review report is based on a study of the "Poloni Report", and reports by Crawford and Vulimiri (December, 1980), Vulimiri and Crocker (October, 1985), Caelles (June, 1978) and Robertson (September, 1983) all of which are appended to Mr. Poloni's report.

6. I have no interest, either direct or indirect in the properties, or securities of Tanuta Ventures Corp. or their affiliates nor do I expect to receive any.

7. Permission is hereby granted for the use of this report in a Exchange Offering Prospectus or Prospectus to be filed with any regulatory body in authority or for any legal purpose normal to the business of Tanuta Ventures Corp. providing the report is used in its entirety or any summary thereof is approved by the author.

                                         Graphic of PEng. Seal omitted


                                                 /s/ J.H. Montgomery
                                                 -------------------------------
                                                 J.H. Montgomery, Ph.D., P.Eng.
                                                 May 21, 1998

Exhibit 10.2

                                       CERTIFICATE
                                       -----------

I, John R. Poloni of #13-6380-121st Street, in the Municipality of Surrey, in the Province of British Columbia,


DO HEREBY CERTIFY THAT:

1.  I am a Consulting Geologist.
2. I am a graduate of McGill University of Montreal, Quebec, where I obtained a B.Sc. Degree in Geology in 1964.
3. I am a Registered Professional Engineer in the Geological Section of the Association of Professional Engineers of the Province of British Columbia.
4.  I have practised my profession since 1964.
5.  I am a Member of the Canadian Institute of Mining and Metallurgy.
6.  I have personally visited the Star, Pul, Sun and Skarn property.
7. I have no interest in the properties or securities of Tanuta Ventures Corp. nor do I expect to receive or acquire any.
8. I consent to the use of this Report by Tanuta Ventures Corp. in a submission to the Vancouver Stock Exchange, the Toronto Stock Exchange, and any other Regulatory Body,, and to distribute all or parts of the Report to the shareholders or other interested parties provided that the meaning is not altered by partial quotes.

Dated the 15th day of October, 1997

Graphic of PEng. Seal omitted

John R. Poloni, B.Sc., P.Eng.


--------------------------------------------------------------------------------
                                                          JOHN R. POLONI P. Eng.
                                                            Consulting Geologist

                                      SIGNATURES



   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    TASKER CAPITAL CORP.
                                            ------------------------------------
                                                                    (Registrant)

Date: November 14, 2000                      By:  signed /s/ Alfredo De Lucrezia
                                            ------------------------------------
                                                  Alfredo De Lucrezia,
                                                  President and Director